SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Independent auditors´ review report on quarterly information
(A free translation of the original report issued in Portuguese)

Shareholders, Management and Board Members
Vivo Participações S.A.

Introduction

We have reviewed the individual and consolidated interim accounting information of Vivo Participações S.A. and subsidiary, contained in the Quarterly Information Form (ITR) for the quarter ended March 31, 2011, which comprise the balance sheet and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the quarter then ended, including the notes thereto.

Management is responsible for the preparation of the individual interim accounting information in accordance with CPC Technical Pronouncement CPC 21 – Interim Statement and for the consolidated interim accounting information in accordance with CPC 21 and with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information consistently with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) regulations applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International standards on review of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of the interim information consists of inquiries, mainly of officials in charge of the financial and accounting areas, and of the application of analytical procedures and other review procedures. A review is significantly less in scope than an audit in accordance with auditing standards and, as a consequence, did not allow us to obtain assurance that we became aware of all significant matters which might be found in an audit. Accordingly, we did not express an audit opinion.

Conclusion on individual interim information

Based on our review, we are not aware of any fact which makes us believe that the individual interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) regulations.

Conclusion on consolidated interim information

Based on our review, we are not aware of any fact which makes us believe that the consolidated interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) regulations.

Other matters

Interim statement of value added

We have also reviewed the individual and consolidated interim statement of value added (SVA) for the quarter ended March 31, 2011, the presentation of which in the interim information is required by Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) regulations applicable to the preparation of Quarterly Information (ITR) and deemed to be supplementary information by the International Financial Reporting Standards - IFRS, which do not require the presentation of the SVA. These statements were submitted to the same review procedures described above and, based on our review, we are not aware of any fact which makes us believe that they were not prepared, in all material respects, in accordance with individual and consolidated interim accounting information taken as a whole.

São Paulo, May 11, 2011

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC 2SP015199/O-6

Luiz Carlos Passetti
Accountant CRC 1SP144343/O-3

Drayton Teixeira de Melo
Accountant CRC 1SP236947/O-3

Company Data /Capital Composition

Number of Shares	Current Quarter
(In thousands)	03/31/2011
Subscribed Capital
Common	137,269
Preferred	263,445
Total	400,714

Treasury Stock
Common	0
Preferred	1,123
Total	1,123

Company Data / Cash Yield

Event	Approval	Yield	Early of Payment	Type of Share	Yield per Shares (reais/shares)
Special Shareholders’ Meeting	03/31/2011	Interest on shareholders’ equity	05/20/2011	Common	0.27528
Special Shareholders’ Meeting	03/31/2011	Interest on shareholders’ equity	05/20/2011	Preferred	0.27528
Special Shareholders’ Meeting	03/31/2011	Dividend	05/20/2011	Common	2.63505
Special Shareholders’ Meeting	03/31/2011	Dividend	05/20/2011	Preferred	2.63505
Special Shareholders’ Meeting	03/31/2011	Interest on shareholders’ equity	11/25/2011	Common	0.27528
Special Shareholders’ Meeting	03/31/2011	Interest on shareholders’ equity	11/25/2011	Preferred	0.27528
Special Shareholders’ Meeting	03/31/2011	Dividend	11/25/2011	Common	2.63505
Special Shareholders’ Meeting	03/31/2011	Dividend	11/25/2011	Preferred	2.63505

  Individual / Balance Sheet Assets

 ( In Thousands of Reais)

Code	Account Description	Current Quarter 03/31/2011	Prior Year 12/31/2010
1	Total assets	14,109,167	13,584,577
1.01	Current assets	2,267,098	1,073,140
1.01.01	Cash and cash equivalents	204,826	329,223
1.01.03	Trade accounts receivable	267,494	283,349
1.01.03.01	Customers	267,494	283,349
1.01.04	Inventories	19,565	20,115
1.01.06	Recoverable taxes	85,825	103,957
1.01.06.01	Current recoverable taxes	85,825	103,957
1.01.07	Prepaid expenses	88,382	17,340
1.01.08	Other assets	1,601,006	319,156
1.01.08.03	Other	1,601,006	319,156
1.01.08.03.01	Interest on Shareholders and Dividends	1,580,565	299,025
1.01.08.03.02	Blockage and Escrow Deposits	10,648	10,265
1.01.08.03.03	Other assets	9,793	9,866
1.02	Noncurrent assets	11,842,069	12,511,437
1.02.01	Long-term receivables	1,430,359	1,420,707
1.02.01.06	Deferred taxes	5,205	26,689
1.02.01.06.01	Deferred Income and Social Contribution Taxes	5,205	26,689
1.02.01.07	Prepaid expenses	4,762	3,590
1.02.01.09	Other assets	1,420,392	1,390,428
1.02.01.09.03	Blockage and Escrow Deposits	733,156	621,579
1.02.01.09.04	Short-term investments pledged as collateral	2,280	2,614
1.02.01.09.05	Derivative contracts	11,535	10,891
1.02.01.09.06	Recoverable Income and Social Contribution Taxes	673,298	755,221
1.02.01.09.07	Other assets	123	123
1.02.02	Investments	7,583,355	8,235,568
1.02.02.01	Shareholdings	7,583,355	8,235,568

Individual / Balance Sheet Assets
( In Thousands of Reais)

Code	Account Description	Current Quarter 03/31/2011	Prior Year 12/31/2010
1.02.02.01.02	Investment in subsidiaries	7,583,355	8,235,568
1.02.03	Property and Equipment	666,932	684,191
1.02.03.01	Fixed assets in operation	614,608	628,740
1.02.03.03	Fixed assets in construction	52,324	55,451
1.02.04	Intangible	2,161,423	2,170,971
1.02.04.01	Intangible	2,161,423	2,170,971

Individual / Balance Sheet Liabilities

( In Thousands of Reais)

Code	Account Description	Current Quarter 3/31/2011	Prior Year 12/31/2010
2	Total liabilities	14,109,167	13,584,577
2.01	Current liabilities	3,057,509	1,535,292
2.01.01	Social and labor charges	18,073	22,677
2.01.01.01	Social charges	9,987	9,986
2.01.01.02	Labor charges	8,086	12,691
2.01.02	Suppliers	325,661	382,501
2.01.02.01	National suppliers	325,661	382,501
2.01.03	Tax obligations	30,353	116,069
2.01.03.01	Federal tax	20,402	83,079
2.01.03.01.01	Income and Social Contribution Taxes	278	36,132
2.01.03.01.02	Other federal	20,124	46,947
2.01.03.02	State tax	9,583	32,815
2.01.03.03	Municipal tax	368	175
2.01.04	Loans and Financing	61,532	233,147
2.01.04.01	Loans and Financing	345	88
2.01.04.01.01	National currency	345	88
2.01.04.02	Debentures	61,187	233,059
2.01.05	Others	2,606,409	765,391
2.01.05.01	Payables to Related Parties	729	193
2.01.05.02	Other	2,605,680	765,198
2.01.05.02.01	Interest on Shareholders and Dividends	2,333,583	492,731
2.01.05.02.04	Derivative contracts	3,334	3,399
2.01.05.02.05	Deferred revenues	65,614	65,920
2.01.05.02.06	Other	203,149	203,148
2.01.06	Provisions	15,481	15,507
2.01.06.01	Provision Tax, Labor and Civil	15,481	15,507
2.01.06.01.02	Provision Tax and Labor	2,647	2,897

Individual / Balance Sheet Liabilities

 (In Thousands of Reais)

Code	Account Description	Current Quarter 3/31/2011	Prior Year 12/31/2010
2.01.06.01.04	Provision civil	12,834	12,610
2.02	Noncurrent liabilities	2,040,385	1,909,033
2.02.01	Loans and Financing	1,241,191	1,226,843
2.02.01.01	Loans and Financing	23,502	12,830
2.02.01.01.01	National currency	23,502	12,830
2.02.01.02	Debentures	1,217,689	1,214,013
2.02.02	Others liabilities	731,656	619,240
2.02.02.02	Others	731,656	619,240
2.02.02.02.03	Taxes payable	724,585	613,093
2.02.02.02.04	Derivative contracts	6,750	5,827
2.02.02.02.05	Other liabilities	321	320
2.02.04	Provisions	63,638	60,589
2.02.04.01	Provision social security, tax, labor and civil	20,723	19,301
2.02.04.01.01	Provision taxes	3,703	3,700
2.02.04.01.02	Provision social security and labor	6,266	5,267
2.02.04.01.04	Provision civil	10,754	10,334
2.02.04.02	Other provisions	42,915	41,288
2.02.04.02.04	Provision for dismantling of assets	32,144	30,805
2.02.04.02.05	Post-employment benefit plan provision	10,771	10,483
2.02.06	Profits and revenue deferred	3,900	2,361
2.02.06.02	Revenue deferred	3,900	2,361
2.03	Shareholders’ equity	9,011,273	10,140,252
2.03.01	Capital stock	8,780,150	8,780,150
2.03.02	Capital reserves	-740,175	-740,175
2.03.02.01	Goodwill on Issue of Shares	515,089	515,089
2.03.02.07	Tax incentive	3,589	3,589
2.03.02.08	Premium Paid on the Acquisition of non-controlling interest	-1,258,853	-1,258,853

Individuais / Balance Sheet Liabilities

 (In Thousands of Reais)

Code	Account Description	Current Quarter 3/31/2011	Prior Year 12/31/2010
2.03.04	Profit reserves	259,216	2,100,277
2.03.04.01	Legal reserve	259,216	259,216
2.03.04.03	Reserve for contingencies	11,070	11,070
2.03.04.08	Additional dividends proposed	0	1,841,061
2.03.04.09	Treasury shares	-11,070	-11,070
2.03.05	Retained earnings/accumulated deficit	712,082	0

Individual / Statements of Operations

(In Thousands of Reais)

Code	Account Description	Accumulated Current Year 01/01/2011 to 03/31/2011	Accumulated Prior Year 01/01/2010 to 03/31/2010
3.01	Gross sales and/or services	505,165	0
3.02	Cost of sales and/or services	-238,955	0
3.03	Gross profit	266,210	0
3.04	Operating expenses/income	486,464	242,123
3.04.01	Selling expenses	-110,562	0
3.04.02	General and administrative expenses	-32,137	-5,989
3.04.04	Other operating income	9,297	38
3.04.05	Other operating expenses	-7,585	-264
3.04.06	Equity in earnings of subsidiary and associated companies	627,451	248,338
3.05	Operating income (loss) before net financial expenses	752,674	242,123
3.06	Financial	-20,418	-30,352
3.06.01	Financial income	31,819	11,373
3.06.02	Financial expenses	-52,237	-41,725
3.07	Net income (loss) before income and social contribution taxes	-732,256	211,771
3.08	Income and social contribution taxes	-22,050	-19,914
3.08.01	Current	-565	0
3.08.02	Deferred	-21,485	-19,914
3.09	Net income from continuing operations	710,206	191,857
3.11	Profit /loss for the period	710,206	191,857
3.99	Earnings (loss) per share - (reais / share)
3.99.01	Basic earnings per share
3.99.01.01	Common	1.77730	0.48010
3.99.01.02	Preferred	1.77730	0.48010

Individual / Statements of Cash Flows - Indirect Method

 (In Thousands of Reais)

Code	Account Description	Accumulated Current Year 01/01/2011 to 03/31/2011	Accumulated Prior Year 01/01/2010 to 03/31/2010
6.01	Net cash flow from operating activities	125,890	-27,710
6.01.01	Cash flow from operating activities	203,716	4,776
6.01.01.01	Net income	710,206	191,857
6.01.01.02	Result of interest corporate	-627,451	-248,338
6.01.01.03	Depreciation and amortization	53,500	0
6.01.01.04	Residual cost of fixed assets disposals	227	0
6.01.01.05	Write off provisions for losses on inventories, net	287	0
6.01.01.06	Loss (gains) in forward, swap and option contracts	77	-2,682
6.01.01.07	Losses on loans, financing and debentures	3,502	1,963
6.01.01.08	Monetary and exchange variation	-23	0
6.01.01.09	Interest on loans, financing and debentures	34,849	41,927
6.01.01.10	Allowance for doubtful accounts	6,442	0
6.01.01.11	Reversals of plans for post-employ benefits	-769	0
6.01.01.12	Provision for litigation and administrative	4,292	95
6.01.01.13	Provision (reversal) for suppliers	-8,290	40
6.01.01.14	Reversal of provision for dismantling cost	-35	0
6.01.01.15	Provision for taxes	4,117	0
6.01.01.16	Reversal of provision for loyalty program	735	0
6.01.01.17	Deferred income taxes	22,050	19,914
6.01.02	Changes in assets and liabilities	-77,826	-32,486
6.01.02.01	Customer accounts receivable	9,413	0
6.01.02.02	Inventories	263	0
6.01.02.03	Recoverable taxes	100,193	25,082
6.01.02.04	Prepaid expenses	-71,156	0
6.01.02.05	Escrow deposits, blockages and contract collateral	-96,609	0
6.01.02.06	Other current and noncurrent assets	-448	-10
6.01.02.07	Payroll and related accruals	-4,604	183
6.01.02.08	Trade accounts payable	-12,576	70
6.01.02.09	Taxes payable	6,596	-35,128
6.01.02.10	Interest paid on loans, financing and debentures	-6,456	-22,798

Individual / Statements of Cash Flows - Indirect Method

(In Thousands of Reais)

Code	Account Description	Accumulated Current Year 01/01/2011 to 03/31/2011	Accumulated Prior Year 01/01/2010 to 03/31/2010
6.01.02.11	Provisions	-1,500	-17
6.01.02.12	Other current and noncurrent liabilities	-942	132
6.02	Net cash flow from investing activities	-62,893	82,367
6.02.01	Additions to property, plant and equipment and intangible assets	-62,908	0
6.02.02	Received of interest os shareholders’ equity	0	82,367
6.02.03	Cash received on sale of property, plant and equipment	15	0
6.03	Net cash flow from financing activities	-187,394	-286,773
6.03.01	New loans and debentures proceeds from issuance of debt	12,815	0
6.03.02	Payment of debt, loans, financing and debentures	-200,000	-210,038
6.03.03	Payment relating to reverse stock split	0	-83
6.03.04	Interest on shareholders’ equity and dividends paid	-209	-76,652
6.05	(Decrease) increase in cash and cash equivalents	-124,397	-232,116
6.05.01	Opening balance of cash and cash equivalents	329,223	257,111
6.05.02	Closing balance of cash and cash equivalents	204,826	24,995

Individual / Statements of Changes In Shareholders’ Equity - 01/01/2011 to 03/31/2011

(In Thousands of Reais)

Code	Account Description	Capital Stock	Capital Reserves, Options Granted and Treasury Shares	Income reserves	Retained earnings accumulated	Other comprehensive income	Shareholders’ equity
5.01	Opening balance	8,780,150	-740,175	2,100,277	0	0	10,140,252
5.03	Adjusted balance	8,780,150	-740,175	2,100,277	0	0	10,140,252
5.04	Capital Transactions with Associates	0	0	-1,841,061	1,876	0	-1,839,185
5.04.06	Dividends	0	0	-1,841,061	0	0	-1,841,061
5.04.08	Tax incentive in subsidiaries	0	0	0	1,329	0	1,329
5.04.09	Other comprehensive income - Post-employ defined benefits plans	0	0	0	547	0	547
5.05	Total comprehensive income	0	0	0	710,206	0	710,206
5.05.01	Net income for the year	0	0	0	710,206	0	710,206
5.07	Final balance	8,780,150	-740,175	259,216	712,082	0	9,011,273

 Individual / Statements of Changes in Shareholders’ Equity - 01/01/2010 to 03/31/2010

 (In Thousands of Reais)

Code	Account Description	Capital Stock	Capital Reserves, Options Granted and Treasury Shares	Income reserves	Retained earnings accumulated earnings	Other comprehensive income	Shareholders’ equity
5.01	Opening balance	8,780,150	-740,175	1,503,921	-200,756	0	9,343,140
5.03	Adjusted balance	8,780,150	-740,175	1,503,921	-200,756	0	9,343,140
5.05	Total comprehensive income	0	0	0	191,857	0	191,857
5.05.01	Net income for the year	0	0	0	191,857	0	191,857
5.07	Final balance	8,780,150	-740,175	1,503,921	-8,899	0	9,534,997

Individual / Statements of Value Added

 (In Thousands of Reais)

Code	Account Description	Accumulated Current Year 01/01/2011 to 03/31/2011	Accumulated Prior Year 01/01/2010 to 03/31/2010
7.01	Income	652,656	229
7.01.01	Service and goods sale	645,625	0
7.01.02	Other income	13,473	229
7.01.04	Allowance for doubtful accounts, net	-6,442	0
7.02	Inputs purchased from third parties	-246,923	-5,429
7.02.01	Cost of goods sold	-43,775	0
7.02.02	Materials, energy, third services and other	-98,070	-5,429
7.02.03	Loss / recovery of assets values	-529	0
7.02.04	Others	-104,549	0
7.02.04.01	Inputs consumed	-104,549	0
7.03	Gross value added	405,733	-5,200
7.04	Retaning	-53,500	0
7.04.01	Depreciation and amortization	-53,500	0
7.05	Net value added produced	352,233	-5,200
7.06	Value added received as a transfer	657,970	260,956
7.06.01	Result of equity pick-up	627,451	248,338
7.06.02	Financial income	30,519	12,618
7.07	Total value added to be distributed	1,010,203	255,756
7.08	Distribution of value added	1,010,203	255,756
7.08.01	Payroll and related accruals	30,165	624
7.08.01.01	Direct remuneration	18,472	475
7.08.01.02	Benefits	10,630	144
7.08.01.03	F.G.T.S.	1,063	5
7.08.02	Taxes	192,932	20,304
7.08.02.01	Federal	82,137	20,304
7.08.02.02	State	110,082	0
7.08.02.03	Municipal	713	0
7.08.03	Remuneration of third capital	76,900	42,971
7.08.03.01	Interest	50,922	42,971

Individual / Statements of Value Added

 (In Thousands of Reais)

Code	Account Description	Accumulated Current Year 01/01/2011 to 03/31/2011	Accumulated Prior Year 01/01/2010 to 03/31/2010
7.08.03.02	Rentals	25,978	0
7.08.04	Remuneration of proper capital	710,206	191,857
7.08.04.03	Retained earnings/loss	710,206	191,857

Consolidated / Balance Sheet Assets

 (In Thousands of Reais)

Code	Account Description	Current Quarter 03/31/2011	Prior Year 12/31/2010
1	Total assets	22,044,938	21,843,778
1.01	Current assets	7,244,124	6,808,355
1.01.01	Cash and cash equivalents	1,982,898	2,140,817
1.01.03	Trade accounts receivable	2,809,561	2,821,472
1.01.03.01	Customers	2,809,561	2,821,472
1.01.04	Inventories	322,236	287,912
1.01.06	Recoverable taxes	1,006,081	1,003,384
1.01.06.01	Current recoverable taxes	1,006,081	1,003,384
1.01.07	Prepaid expenses	784,034	182,894
1.01.08	Other assets	339,314	371,876
1.01.08.03	Other	339,314	371,876
1.01.08.03.01	Blockage and Escrow Deposits	137,732	138,889
1.01.08.03.02	Derivative contracts	16	20
1.01.08.03.03	Other assets	201,566	232,967
1.02	Noncurrent assets	14,800,814	15,035,423
1.02.01	Long-term receivables	4,038,280	4,048,835
1.02.01.06	Deferred taxes	1,653,103	1,789,718
1.02.01.06.01	Deferred Income and Social Contribution Taxes	1,653,103	1,789,718
1.02.01.07	Prepaid expenses	22,499	17,302
1.02.01.09	Other assets	2,362,678	2,241,815
1.02.01.09.03	Blockage and Escrow Deposits	1,199,427	1,001,087
1.02.01.09.04	Derivative contracts	101,603	108,034
1.02.01.09.05	Short-term investments pledged as collateral	109,662	92,990
1.02.01.09.06	Recoverable taxes	950,373	1,038,103
1.02.01.09.07	Other assets	1,613	1,601
1.02.03	Property, plant and equipment	6,198,358	6,324,391
1.02.03.01	Fixed assets in operation	5,725,709	5,702,777

Consolidated / Balance Sheet Assets

(In Thousands of Reais)

Code	Account Description	Current Quarter 03/31/2011	Prior Year 12/31/2010
1.02.03.03	Fixed assets in construction	472,649	621,614
1.02.04	Intangible	4,564,176	4,662,197
1.02.04.01	Intangible	4,564,176	4,662,197

Consolidated / Balance Sheet Liabilities

 (In Thousands of Reais)

Code	Account Description	Current Quarter 03/31/2011	Prior Year 12/31/2010
2	Total liabilities	22,044,938	21,843,778
2.01	Current liabilities	7,964,209	6,752,473
2.01.01	Social and labor charges	236,897	283,071
2.01.01.01	Social charges	98,373	93,274
2.01.01.02	Labor charges	138,524	189,797
2.01.02	Suppliers	3,091,333	3,424,616
2.01.02.01	National suppliers	3,010,031	3,343,126
2.01.02.02	Foreign Suppliers	81,302	81,490
2.01.03	Tax obligations	775,084	874,442
2.01.03.01	Federal tax	310,120	372,245
2.01.03.01.01	Income and Social Contribution Taxes	90,462	116,541
2.01.03.01.02	Other federal	219,658	255,704
2.01.03.02	State tax	455,708	494,726
2.01.03.03	Municipal tax	9,256	7,471
2.01.04	Loans and Financing	509,426	715,604
2.01.04.01	Loans and Financing	448,239	482,545
2.01.04.01.01	National currency	422,406	425,817
2.01.04.01.02	Foreign currency	25,833	56,728
2.01.04.02	Debentures	61,187	233,059
2.01.05	Others	3,222,918	1,334,630
2.01.05.01	Payables to Related Parties	1,907	1,231
2.01.05.01.01	Debts TO RELATED PARTIES	1,907	1,231
2.01.05.02	Other	3,221,011	1,333,399
2.01.05.02.01	Interest on Shareholders and Dividends	2,333,583	492,731
2.01.05.02.04	Derivative contracts	46,712	43,506
2.01.05.02.05	Deferred revenues	588,610	548,575
2.01.05.02.06	Other	252,106	248,587
2.01.06	Provisions	128,551	120,110
2.01.06.01	Provision Tax, Labor and Civil	128,551	120,110

Consolidated / Balance Sheet Liabilities

  (In Thousands of Reais)

Code	Account Description	Current Quarter 03/31/2011	Prior Year 12/31/2010
2.01.06.01.01	Provision tax	3,181	3,098
2.01.06.01.02	Provision labor	32,662	28,511
2.01.06.01.04	Provision civil	92,708	88,501
2.02	Noncurrent liabilities	5,069,456	4,951,053
2.02.01	Loans and Financing	3,091,997	3,198,286
2.02.01.01	Loans and Financing	1,874,308	1,984,273
2.02.01.01.01	National currency	1,295,424	1,388,358
2.02.01.01.02	Foreign currency	578,884	595,915
2.02.01.02	Debentures	1,217,689	1,214,013
2.02.02	Others liabilities	1,488,908	1,281,731
2.02.02.02	Others	1,488,908	1,281,731
2.02.02.02.03	Taxes payable	1,393,277	1,189,619
2.02.02.02.04	Derivative contracts	92,390	90,829
2.02.02.02.05	Other liabilities	3,241	1,283
2.02.04	Provisions	423,578	410,402
2.02.04.01	Provision Tax, Labor and Civil	172,763	170,110
2.02.04.01.01	Provison tax	42,128	40,985
2.02.04.01.02	Provision labor	61,077	61,625
2.02.04.01.04	Provision civil	69,558	67,500
2.02.04.02	Other provisions	250,815	240,292
2.02.04.02.04	Provision for dismantling of assets	232,272	222,768
2.02.04.02.05	Post-employment benefit plan provision	18,543	17,524
2.02.06	Profits and revenue deferred	64,973	60,634
2.02.06.02	Revenue deferred	64,973	60,634
2.03	Shareholders’ equity	9,011,273	10,140,252
2.03.01	Capital stock	8,780,150	8,780,150
2.03.02	Capital reserves	-740,175	-740,175
2.03.02.01	Goodwill on Issue of Shares	515,089	515,089

Consolidated / Balance Sheet Liabilities

 (In Thousands of Reais)

Code	Account Description	Current Quarter 03/31/2011	Prior Year 12/31/2010
2.03.02.07	Tax incentive	3,589	3,589
2.03.02.08	Premium Paid on the Acquisition of non-controlling interest	-1,258,853	-1,258,853
2.03.04	Profit reserves	259,216	2,100,277
2.03.04.01	Legal reserve	259,216	259,216
2.03.04.03	Reserve for contingencies	11,070	11,070
2.03.04.08	Additional dividends proposed	0	1,841,061
2.03.04.09	Treasury shares	-11,070	-11,070
2.03.05	Retained earnings/accumulated deficit	712,082	0

Consolidated / Statements of Operations

 (In Thousands of Reais)

Code	Account Description	Accumulated Current Year 01/01/2011 to 03/31/2011	Accumulated Prior Year 01/01/2010 to 03/31/2010
3.01	Gross sales and/or services	4,812,330	4,233,225
3.02	Cost of sales and/or services	-2,217,733	-2,434,232
3.03	Gross profit	2,594,597	1,798,993
3.04	Operating expenses/income	-1,489,121	-1,396,628
3.04.01	Selling expenses	-1,161,405	-1,122,605
3.04.02	General and administrative expenses	-329,189	-304,761
3.04.04	Other operating income	94,164	92,037
3.04.05	Other operating expenses	-92,691	-61,299
3.05	Operating income (loss) before net financial expenses	1,105,476	402,365
3.06	Financial	-39,794	-58,273
3.06.01	Financial income	95,835	110,027
3.06.02	Financial expenses	-135,629	-168,300
3.07	Net income (loss) before income and social contribution taxes	1,065,682	344,092
3.08	Income and social contribution taxes	-355,476	-152,235
3.08.01	Current	-219,142	-43,931
3.08.02	Deferred	-136,334	-108,304
3.09	Net income from continuing operations	710,206	191,857
3.11	Profit /loss for the period	710,206	191,857
3.11.01	Shareholders of the Company	710,206	191,857
3.99	Earnings per share - (Reais / share)

Consolidated/ Statement of Comprehensive Income

(In Thousands of Reais)

Code	Account Description	Accumulated Current Year 01/01/2011 to 03/31/2011	Accumulated Prior Year 01/01/2010 to 03/31/2010
4.01	Net income for the year	710,206	191,857
4.02	Other comprehensive income	547	0
4.02.01	Participation in other comprehensive income	547	0
4.03	Comprehensive income for the year	710,753	191,857
4.03.01	Shareholders of the Company	710,753	191,857

Consolidated / Statements of Cash Flows - Indirect Method

 (In Thousands of Reais)

Code	Account Description	Accumulated Current Year 01/01/2011 to 03/31/2011	Accumulated PriorYear 01/01/2010 to 03/31/2010
6.01	Net cash flow from operating activities	826,005	392,871
6.01.01	Cash flow from operating activities	1,739,235	1,502,545
6.01.01.01	Net income	710,206	191,857
6.01.01.02	Depreciation and amortization	545,861	871,333
6.01.01.03	Residual cost of fixed assets disposals	16,605	260
6.01.01.04	Write-off and reversals of provisions for losses on inventories	-1,499	-3,811
6.01.01.05	Loss (gain) on forward, swap and option contracts	27,292	-20,994
6.01.01.06	Gain on loans, financing and debentures	-11,638	28,013
6.01.01.07	Monetary and exchange variation	1,870	-23,255
6.01.01.08	Interest on loans, financing and debentures	80,859	101,146
6.01.01.09	Allowance for doubtful accounts	58,552	42,389
6.01.01.10	Plans for post-employ benefits	-755	-79
6.01.01.11	Provision for contingencies	34,527	32,363
6.01.01.12	Provision (reversal) for suppliers	-98,847	31,319
6.01.01.13	Reversal of provision for dismantling cost	-726	-2,356
6.01.01.14	Provision for taxes	9,622	97,415
6.01.01.15	Reversal of provision for loyalty program	11,830	4,710
6.01.01.16	Provisions for income tax and social contribution	355,476	152,235
6.01.02	Changes in assets and liabilities	-913,230	-1,109,674
6.01.02.01	Customer accounts receivable	-46,641	-49,936
6.01.02.02	Inventories	-32,825	125,336
6.01.02.03	Recoverable taxes	105,230	33,799
6.01.02.04	Prepaid expenses	-603,732	-513,594
6.01.02.05	Escrow deposits, blockages and contract collateral	-177,464	-192,558
6.01.02.06	Other current and noncurrent assets	14,717	14,813
6.01.02.07	Payroll and related accruals	-46,174	-5,267
6.01.02.08	Trade accounts payable	73,509	-233,128
6.01.02.09	Taxes payable	-2,347	-17,309

Consolidated / Statements of Cash Flows - Indirect Method

 (In Thousands of Reais)

Code	Account Description	Accumulated Current Year 01/01/2011 to 03/31/2011	Accumulated PriorYear 01/01/2010 to 03/31/2010
6.01.02.10	Income and social contribution taxes paid	-161,201	-62,207
6.01.02.11	Interest paid on loans, financing and debentures	-57,330	-126,137
6.01.02.12	Provision	-15,693	-22,136
6.01.02.13	Other current and noncurrent liabilities	36,721	-61,350
6.02	Net cash flow from investing activities	-646,357	-451,046
6.02.01	Additions to property, plant and equipment and intangible assets	-647,658	-452,612
6.02.02	Cash received on sale of property, plant and equipment	1,301	1,566
6.03	Net cash flow from financing activities	-337,567	-394,543
6.03.01	New loans and debentures proceeds from issuance of debt	12,815	110,000
6.03.02	Payment of debt, loans, financing and debentures	-335,196	-434,268
6.03.03	Net cash flow from financing activities	-14,977	6,493
6.03.04	Payment relating to reverse stock split	0	-116
6.03.05	Interest on shareholders’ equity and dividends paid	-209	-76,652
6.05	(Decrease) increase in cash and cash equivalents	-157,919	-452,718
6.05.01	Opening balance of cash and cash equivalents	2,140,817	1,258,574
6.05.02	Closing balance of cash and cash equivalents	1,982,898	805,856

Consolidated / Statements of Changes in Shareholders’ Equity - 01/01/2011 to 03/31/2011

(In Thousands of Reais)

Code	Account Description	Capital Stock	Capital Reserves, Options Granted and Treasury Shares	Income reserves	Retained earnings accumulated earnings	Other comprehensive income	Shareholders’ equity	Non-controlling interest	Shareholders’ equity Consolidated
5.01	Opening balance	8,780,150	-740,175	2,100,277	0	0	10,140,252	0	10,140,252
5.03	Adjusted balance	8,780,150	-740,175	2,100,277	0	0	10,140,252	0	10,140,252
5.04	Capital Transactions with Associates	0	0	-1,841,061	1,876	0	-1,839,185	0	-1,839,185
5.04.06	Dividends	0	0	-1,841,061	0	0	-1,841,061	0	-1,841,061
5.04.08	Tax incentive in subsidiaries	0	0	0	1,329	0	1,329	0	1,329
5.04.09	Other comprehensive income - Post-employ defined benefits plans	0	0	0	547	0	547	0	547
5.05	Total comprehensive income	0	0	0	710,206		710,206	0	710,206
5.05.01	Net income for the year	0	0	0	710,206	0	710,206	0	710,206
5.07	Final balance	8,780,150	-740,175	259,216	712,082	0	9,011,273	0	9,011,273

Consolidated / Statements of Changes In Shareholders’ Equity - 01/01/2010 to 03/31/2010

 (In Thousands of Reais)

Code	Account Description	Capital Stock	Capital Reserves, Options Granted and Treasury Shares	Income reserves	Retained earnings accumulated earnings	Other comprehensive income	Shareholders’ equity	Non-controlling interest	Shareholders’ equity Consolidated
5.01	Opening balance	8,780,150	-740,175	1,503,921	-200,756	0	9,343,140	0	9,343,140
5.03	Adjusted balance	8,780,150	-740,175	1,503,921	-200,756	0	9,343,140	0	9,343,140
5.05	Total comprehensive income	0	0	0	191,857	0	191,857	0	191,857
5.05.01	Net income for the year	0	0	0	191,857	0	191,857	0	191,857
5.07	Final balance	8,780,150	-740,175	1,503,921	-8,899	0	9,534,997	0	9,534,997

 Consolidated / Statements of Value Added

 (In Thousands of Reais)

Code	Account Description	Accumulated Current Year 01/01/2011 to 03/31/2011	Accumulated PriorYear 01/01/2010 to 03/31/2010
7.01	Income	6,337,654	5,549,492
7.01.01	Service and goods sale	6,264,125	5,468,389
7.01.02	Other income	132,081	123,492
7.01.04	Allowance for doubtful accounts, net	-58,552	-42,389
7.02	Inputs purchased from third parties	-2,450,082	-2,348,876
7.02.01	Cost of goods sold	-551,179	-538,972
7.02.02	Materials, energy, third services and other	-1,003,309	-962,846
7.02.03	Loss / recovery of assets values	-16,391	1,985
7.02.04	Others	-879,203	-849,043
7.02.04.01	Inputs consumed	-879,203	-849,043
7.03	Gross value added	3,887,572	3,200,616
7.04	Retaning	-545,861	-871,333
7.04.01	Depreciation and amortization	-545,861	-871,333
7.05	Net value added produced	3,341,711	2,329,283
7.06	Value added received as a transfer	99,440	131,624
7.06.02	Financial income	99,440	131,624
7.07	Total value added to be distributed	3,441,151	2,460,907
7.08	Distribution of value added	3,441,151	2,460,907
7.08.01	Payroll and related accruals	275,087	232,682
7.08.01.01	Direct remuneration	175,014	150,571
7.08.01.02	Benefits	88,385	72,083
7.08.01.03	F.G.T.S.	11,688	10,028
7.08.02	Taxes	2,094,548	1,634,168
7.08.02.01	Federal	935,680	665,858
7.08.02.02	State	1,151,930	962,531
7.08.02.03	Municipal	6,938	5,779
7.08.03	Remuneration of third capital	361,310	402,200
7.08.03.01	Interest	138,866	189,351
7.08.03.02	Rentals	222,444	212,849

Consolidated / Statements of Value Added

(In Thousands of Reais)

Code	Account Description	Accumulated Current Year 01/01/2011 to 03/31/2011	Accumulated PriorYear 01/01/2010 to 03/31/2010
7.08.04	Remuneration of proper capital	710,206	191,857
7.08.04.03	Retained earnings/loss	710,206	191,857

VIVO PARTICIPAÇÕES S.A.

EXPLANATORY NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2011
(In thousands of Brazilian Reais, except as otherwise mentioned)

1. OPERATIONS

a. Equity Control

Vivo Participações S.A. (“Vivo Participações” or “Company”) is a publicly-held company headquartered at Avenida Roque Petroni Júnior, nº 1464, in the City and State of São Paulo, Brazil. Vivo Participações is a company of Grupo Telefónica, leader in the telecommunications industry in Spain and present in several European and Latin American countries.

At December 31, 2010 the Company had as controlling shareholders Telefónica S.A. and its subsidiaries Portelcom Participações S.A. and TBS Celular Participações Ltda., which jointly held, treasury shares excluded, 59.6% of the Company’s total capital stock.

At March 31, 2011 the Company had as controlling shareholders Telefónica S.A. and its subsidiaries Portelcom Participações S.A., TBS Celular Participações Ltda., and SP Telecomunicações Participações Ltda. (note 1d), which jointly held, treasury shares excluded, 62.3% of the Company’s total capital stock.

b. Subsidiaries

At March 31, 2011 and December 31, 2010, the Company was the controlling shareholder of Vivo S.A. (“Vivo” or “subsidiary”). The Company and its subsidiary provide personal mobile phone services (Personal Mobile Service – SMP), including the activities necessary or useful for the execution of these services, according to the authorizations granted thereto.

Until May 31, 2010, the Company was also the controlling shareholder of Telemig Celular S.A. (“Telemig”), which was merged into the Company on June 01, 2010.

c. Authorizations and Frequencies

Business of the Company and its subsidiary and the services they may provide are regulated by the National Telecommunications Agency (“ANATEL”), the Regulatory Authority (Federal Independent Agency) for telecommunication services in accordance with Law No. 9472, dated July 16, 1997 – General Telecommunications Law (LGT), as amended by Law No. 9.986, dated July 18, 2000. Its actions are carried out by enactment of regulations and supplementary plans.

The authorizations granted by ANATEL may be renewed just once, for a 15-year period. Biannually, after the first renewal, a payment of rates equivalent to 2% (two percent) of the company’s revenue for the preceding year, net of taxes and mandatory payroll charges related to the application of the Basic and Alternative Plans of Service must be made to ANATEL.

The Company and its subsidiary are engaged in cellular mobile telephone services (Personal Mobile Service – SMP), including the activities necessary or useful for the performance of said services, in conformity with the authorities granted to them.

In the auctions held by ANATEL on December 14 and 15, 2010, Vivo was the winner in 23 lots offered for sale of the remaining sub-ranges of 900MHz and 1800MHz frequencies, in accordance with the Invitation to Bid No. 002/2010/PVCP/SPV.
As a result, upon the actual awarding of the referred lots, Vivo will increase its scope and will start operating in the 900 MHz and 1,800 MHz frequencies in a comprehensive manner.
The amount offered for the 23 lots was R$1,021,502, representing an average premium of 77% on the minimum price established for the Invitation to Bid. The amount to be paid and the terms for use of the lots shall be in conformity with the rules set forth in the invitation to bid and imposed by ANATEL, being adjusted to the extent of the remaining term of the licenses.
The total amount may be paid in cash or through financing, where 10% shall be paid on the date of execution of the Authorization Form, expected to take place in the first half of 2011, and the remaining 90%, with a 3-year grace period, in 6 equal annual installments, restated by the IST (Telecommunication Sector Index) index variation plus simple interest of 1% per month.
The final value of the licenses shall be recorded as intangible assets of the subsidiary in the second quarter of 2011.
The information related to the operation areas (regions) and expiration dates of the authorizations for radiofrequencies of 800/1900/2100 Mhz and of the 23 lots (900 and 1800 Mhz) won by Vivo in the auction, are the same as stated in note 1.d) – Authorizations and Frequencies, of the financial statements as of December 31, 2010.

d. Corporate events occurred in the 1st quarter of 2011

Merger of the Brazilian holding companies into the Company

In a meeting of the Board of Directors, held at March 25, 2011, the Protocol of Merger and Instrument of Justification to be entered into between the Company and the Brazilian holding companies (TBS Celular Participações Ltda., Portelcom Participações S.A. and PTelecom Participações S.A.) was approved. Said merger will not result in substitution of the equity interest held by the shareholders/quotaholders of the Brazilian holding companies, once the shareholders’ equity of the Brazilian holding companies comprise only Company’s shares. Accordingly, Company’s shares previously held by the Brazilian holding companies shall be directly assigned to the shareholders/quotaholders, in the same proportion and type and with the same rights. The merger of the Brazilian holding companies shall not result in increase of the capital stock of the Company (note 36).

Tender Offer of Common Shares

At March 18, 2011, an auction was held for the tender offer of the outstanding common shares of the Company (ticker symbol VIVO3), registered by the Brazilian Securities and Exchange Commission (“CVM”) under No. CVM/SER/OPA/ALI/2011/002, through which SP Telecomunicações Participações Ltda. acquired 10,634,722 common shares of the Company for the amount of R$1,265,212, representing 7.75% of the common stock and 2.65% of the total capital stock of the Company (note 22).

Corporate Reorganization – Merger of the Company’s Shares and Telecomunicações de São Paulo S.A.

At a meeting held on March 24, 2011, ANATEL granted its prior consent to the Corporate Reorganization transaction involving the Company and Telecomunicações de São Paulo S.A. (Telesp), and the Act no. 1970, dated April 01, 2011, was published in the Federal Official Gazette – DOU on April 11, 2011.

At a meeting of the Board of Directors, held on March 25, 2011, the Protocol of Merger and Instrument of Justification to be entered into between the Company and Telesp was approved, which provides for the merger into Telesp of all the shares of the Company. Considering the exchange ratio proposed in accordance with the recommendation of the Special Committees of the Company and of Telesp after negotiations carried out by the financial advisors, the Board of Directors approved the following exchange ratio: for each common or preferred share of the Company, 1.55 shares of Telesp will be issued in their respective type (note 36).

e. Share Trading in Stock Exchanges

e.1) Shares traded in the São Paulo Stock Exchange (BM&F Bovespa)

On September 21, 1998, the Company started trading its shares in the São Paulo Stock Exchange (BM&F Bovespa), under tickers TSPP3 and TSPP4, for common and preferred shares, and as of March 31, 2006, under the new tickers VIVO3 and VIVO4, respectively, as resolved at the Special General Meeting held on February 22, 2006.

e.2) Shares traded in the New York Stock Exchange (NYSE)

On November 16, 1998, the Company started the ADR trading process in the New York Stock Exchange (NYSE) under ticker “TCP”, and as of March 31, 2006, under the new ticker “VIV”,as resolved at the Special General Meeting held on February 22, 2006, which have the following characteristics:

  Type of share: preferred
  Each ADR represents 1 (one) preferred share
  The shares are traded in the form of ADRs on the New York Stock Exchange under ticker symbol "VIV"
  Foreign depositary bank: The Bank of New York
  Custodian bank in Brazil: Banco Itaú S.A.

f. Agreement between Telefónica S.A. and Telecom Itália

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Itália. Telefónica S.A. has the share control of Vivo Participações. Telecom Italia holds an interest in TIM Participações S.A (“TIM”), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Italia, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and its subsidiary and TIM are transactions in the regular course of business, which are regulated by ANATEL.

2. BASIS FOR THE PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

The individual and consolidated quarterly financial statements (“ITRs”) are presented in thousands of Brazilian Reais (except if expressed otherwise) and were prepared on ongoing basis as regards the Company and its subsidiary.

The individual quarterly financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission ("CVM") and pronouncements of the Brazilian Accounting Pronouncements Committee ("CPC"), in compliance with the International Financial Reporting Standards(“IFRS”), issued by the International Accounting Standards Board (“IASB”), except for the investments in subsidiary accounted for using the equity method.

The consolidated quarterly financial statements were prepared and are being presented in accordance with the International Financial Reporting Standards(“IFRS”), issued by the International Accounting Standards Board (“IASB”), which do not differ from the accounting practices adopted in Brazil comprising CVM rules and CPC pronouncements.

The preparation of the quarterly financial statements in accordance with IFRS/CPC requires Management to adopt certain accounting estimates. These estimates took into consideration experiences from past and current events, assumptions regarding future events, and other objective and subjective factors, based on Management's judgment for determining the proper amounts to be recorded in the financial statements.

The Company adopted all the standards, revisions of standards and interpretations issued by CPC and IASB effective on March 31, 2011.

These ITRs were prepared according to principles, practices and criteria consistent with those adopted in the preparation of the financial statements for the last fiscal year and should be reviewed jointly with note 2 – Basis for the Preparation of the Financial Statements, in the financial statements as of December 31, 2010.

At the Board of Executive Officers’ meeting held at May 4, 2011, the issuance of the individual and consolidated quarterly financial statements for the three-month period ended March 31, 2011 were authorized by Management.

The consolidated quarterly financial statements include: i) the financial statements of Vivo Participações S.A. and of its subsidiary Vivo S.A. for the three-month period ended March 31, 2011 and for the fiscal year ended December 31, 2010, and ii) of Vivo Participações S.A. and its subsidiaries Vivo S.A. and Telemig Celular S.A. for the three-month period ended March 31, 2010.

The periods for disclosure of financial information of the subsidiaries coincide with those of the parent company.

The consolidation process of the balance sheet and profit and loss accounts adds horizontally the balances of assets, liabilities, revenues and expenses accounts, according to their nature, excluding: i) the Company's interest in the capital, reserves and retained earnings of the consolidated companies; ii) the intercompany balances in assets and liabilities accounts of the consolidated companies; and iii) the revenues and expenses balances arising from significant transactions carried out between the consolidated companies.

No information was stated by segment, once the Company and its subsidiaries operate in one sole operating segment of mobile telecommunication services.

3. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Cash and banks	3,292	4,109	23,487	42,090
Short-term investments	201,534	325,114	1,959,411	2,098,727
Total	204,826	329,223	1,982,898	2,140,817

Financial investments refer to fixed-income transactions, pegged to the variation of the Interbank Deposit Certificates ("CDI"), with immediate liquidity, distributed among different prime financial institutions.

4. ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Receivables from billed services	104,053	99,404	1,192,333	1,149,659
Receivables from interconnection fees	97,787	105,515	909,336	877,360
Receivables from unbilled services	68,106	69,057	647,315	647,374
Receivables from handsets and accesories sold	24,202	35,705	278,748	369,009
(-) Allowance for doubtful accounts	(26,654)	(26,332)	(218,171)	(221,930)
Total	267,494	283,349	2,809,561	2,821,472

Below we present the aging analysis of accounts receivables net of the provision for doubtful debtors:

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Unbilled	68,106	69,057	647,315	647,374
Falling due	157,891	170,348	1,721,274	1,767,697
Overdue accounts – from 1 to 30 days	20,895	22,394	239,535	194,164
Overdue accounts – from 31 to 60 days	7,563	6,411	81,977	75,465
Overdue accounts – from 61 to 90 days	5,575	5,089	52,936	52,920
Overdue accounts – from 91 to 180 days	2,594	3,028	23,755	26,261
Overdue accounts – from 181 to 360 days	4,870	7,022	42,769	57,591
Total	267,494	283,349	2,809,561	2,821,472

No customer represented more than 10% of accounts receivable, net, as of March 31, 2011 and December 31, 2010.

As of March 31, 2011, the accounts receivable balance includes R$325,752 (R$292,248 at December 31, 2010) referring to co-billing payments to other carriers, whose amounts were determined based on statements of commitment, because agreements have not been executed by the parties yet. The definition of parties’ responsibilities regarding fraud, by the regulatory agency, as well as an agreement between the parties, are still pending. The Company does not expect any financial loss with respect to this matter.

The changes in the allowance for doubtful accounts are as follows:

	Company	Consolidated
Balance on December 31, 2009	-	(324,982)
Additional allowance in the first quarter (note 25)	-	(42,389)
Write-offs in the first quarter	-	42,671
Balance at March 31, 2010	-	(324,700)
Additional allowance - april to december	(17,454)	(127,260)
Write-offs - april to december	14,963	230,030
Merger of Telemig Celular	(23,841)	-
Balance at December 31, 2010	(26,332)	(221,930)
Additional allowance in the first quarter (note 25)	(6,442)	(58,552)
Write-offs in the first quarter	6,120	62,311
Balance at March 31, 2011	(26,654)	(218,171)

5. INVENTORIES

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Handsets	18,245	18,150	303,701	276,044
Simcard (chip)	2,269	2,656	33,977	28,077
Accessories and other	345	360	3,410	4,415
(-) Provision for obsolescence	(1,294)	(1,051)	(18,852)	(20,624)
Total	19,565	20,115	322,236	287,912

Below we present the changes in the impairment provision:

	Company	Consolidated
Balance at December 31, 2009	-	(35,912)
Increase - 1st quarter	-	(3,433)
Reversal - 1st quarter	-	6,728
Balance at March 31, 2010	-	(32,617)
Increase - april to december	(391)	(18,164)
Reversal - april to december	2,000	30,157
Merger of Telemig Celular	(2,660)	-
Balance at December 31, 2010	(1,051)	(20,624)
Increase - 1st quarter	(330)	(5,300)
Reversal - 1st quarter	87	7,072
Balance at March 31, 2011	(1,294)	(18,852)

Costs of goods sold, including impairment provision amounts, are described in note 24.

6. ESCROW DEPOSITS

The Company and its subsidiary have escrow deposits in connection with civil, labor and tax lawsuits (notes 15 and 19), as follows:

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Escrow deposits
Tax	728,401	617,305	1,146,771	958,298
Civil	1,617	1,885	77,336	70,875
Labor	4,447	4,255	54,939	51,958
Total	734,465	623,445	1,279,046	1,081,131
Deposits blocked in court	8,484	8,399	58,113	58,845
Total	742,949	631,844	1,337,159	1,139,976

Current	9,793	10,265	137,732	138,889
Noncurrent	733,156	621,579	1,199,427	1,001,087

Below is a brief description of the main consolidated tax escrow deposits:

  Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS)

The Company and its subsidiary are parties to judicial claims involving the following matters: i) debts arising from tax debits offsetting with credits derived from overpayments not recognized by the tax authorities; ii) tax debt derived from underpayment due to divergences in the ancillary statements (Statement of Federal Tax Credits and Debts - DCTFs); and iii) disputes referring to changes in rates and increase in the taxable bases introduced by Law 9718/98.

As of March 31, 2011, the balance of escrow deposits amounted to R$65,226 (R$64,212 at December 31, 2010). The claims and litigation amounts related to such escrow deposits are informed in the contingencies note (note 19).

  Contribution for intervention in the economy (CIDE )

The Company and its subsidiary are involved in administrative and judicial disputes for the exemption of the CIDE levied on offshore remittances of funds derived from agreements for the transfer of technology, brand and software licensing, etc. As of March 31, 2011, the balance of escrow deposits amounted to R$102,911 (R$99,129 on December 31, 2010). The claims and litigation amounts related to such escrow deposits are recorded as taxes, fees and contributions (note 15).

  FISTEL

Telemig (company merged on June 1, 2010) filed a writ of mandamus challenging the liability for the payment of fees for the inspection of mobile stations that are not owned by Telemig, and started provisioning with corresponding escrow deposits for the amounts referring to the TFF (Operation Inspection Fee) and TFI (Installation Inspection Fee). This lawsuit is pending a decision by the 1st Region Federal Court of Appeals. As of March 31, 2011, the balance of escrow deposits amounted to R$667,912 on December 31, 2010). The claims and litigation amounts related to such escrow deposits are recorded as taxes, fees and contributions (note 15).

  Withholding Income Tax (IRRF)

Telemig Participações (company merged on November 13, 2009) filed writs of mandamus claiming its right not to have IRRF assessed on the receipt of interest on shareholder’s equity paid by the subsidiary. As of March 31, 2011, the balance of court deposits amounted to R23,374 (R$22,944 on December 31, 2010). The claims and litigation amounts related to such escrow deposits are recorded as taxes, fees and contributions (note 15).

Vivo is party to other judicial claims involving the following matters: i) IRRF levied on rent and royalties income, salary, and fixed-income financial investments; ii) debts referring to the offsetting of overpayments of Corporate Income Tax (IRPJ) and Social Contribution on Net Profit Tax (CSLL) not recognized by the Federal Revenue Service, and debt referring to rate of default derived from the untimely and voluntary payment of IRRF; and iii) obtaining a debt clearance certificate (CND) in order to eliminate such debts as hindrances to obtaining these certificates and delisting its name from the registry of unpaid debts with the federal government (CADIN). As of March 31, 2011, the balance of escrow deposits amounted to R$9,958 (R$9,759 on December 31, 2010). The claims and litigation amounts related to such escrow deposits are  informed in the contingencies note (note 19).

  Corporate Income Tax (IRPJ )

The Company was party to judicial claims involving the following matters: i) renewal of the debt clearance certificate requiring authorization to make a deposit of the full restated amount of the debts; ii) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic-fiscal information (SIEF); and iii) voluntary disclosure. As of March 31, 2011, the balance of escrow deposits amounted to R$1,164 (R$1,138 on December 31, 2010). The claims and litigation amounts related to such escrow deposits are stated in the contingencies note (note 19).

  Contribution to EBC

Sinditelebrasil (Union of Telephony and Cellular and Personal Mobile Service Companies) filed a writ of mandamus challenging the Contribution for Development of the Public Radio Broadcasting payable to EBC (Empresa Brasil de Comunicação), created by Law 11,652/2008. Vivo and Telemig (company merged on June 1, 2010), as members of the union, made escrow deposits in the amounts referring to that contribution, totaling R$206,874 and R$25,568, respectively, on March 31, 2011 (R$131,086 and R$15,928 on December 31, 2010). The claims and litigation amounts related to such escrow deposits are stated in the note referring to taxes, fees and contributions (note 15).

  ICMS

The Company and subsidiary are parties to judicial claims involving the following matters: i) spontaneous infraction notice; ii) ICMS allegedly levied on access, adhesion, activation, availability and use of services, as well as supplementary services and additional conveniences; right to credit from the acquisition of property, plant and equipment, as well as electric power; and (iii) pre-paid service activation cards. As of March 31, 2011, the balance of escrow deposits amounted to R$28,375 (R$29,459 on December 31, 2010). The claims and litigation amounts related to such escrow deposits are recorded as taxes, fees and contributions (note 15) and informed in the contingencies note (note 19).

  Other taxes, fees and contributions

As of March 31, 2011, the balance of escrow deposits of the Company and subsidiary amounted to R$15,419 (R$17,731 on December 31, 2010), referring to the challenging of: i) Tax on Services (ISS) levied on revenues derived from number substitution, handset replacement, detailed statement, specific number choice, contact transfer, voicemail, blocking on demand, and ISS levied on a mobile phone's activation; ii) social contributions referring to the alleged lack of payment of 11% over the value of several contractors' invoices and receipts for transfer of labor; iii) CPMF; and iv) PPNUM (Public Price for the Management of Numbering Resources) by ANATEL. The claims and litigations amounts related to such escrow deposits are informed in the contingencies note (note 19).

7. DEFERRED AND RECOVERABLE TAXES

7.1 – Recoverable taxes

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Prepaid income and social contribution taxes	639,775	718,596	680,537	758,822
Recoverable state VAT (ICMS)	41,986	63,386	594,511	607,472
Recoverable Social Contribution Taxes on Gross Revenue for Social Integration Program (PIS) and on Gross Revenue for Social Security Financing (COFINS)	38,588	38,049	230,869	250,751
Withholding income tax	4,693	4,168	70,172	62,270
Other recoverable taxes	1,562	2,330	28,475	27,416
ICMS to be allocated	32,519	32,649	351,890	334,756
Total	759,123	859,178	1,956,454	2,041,487

Current	85,825	103,957	1,006,081	1,003,384
Noncurrent	673,298	755,221	950,373	1,038,103

7.2 – Deferred taxes

The breakdown of deferred income and social contribution taxes is as follows:

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Income and social contribution taxes loss carryforwards (a)	-	-	739,318	834,304
Tax credit acquired - restructuring (b)	-	-	54,067	63,794
Tax credits on temporary differences: (c)
Contingencies and legal liabibility	142,766	140,317	321,883	308,657
Useful life changes - depreciation	(14,813)	(15,061)	200,976	201,979
Suppliers	15,301	16,823	164,344	171,800
Valuation allowance and provision for losses - fixed assets	19,088	19,088	80,681	82,721
Doubtful accounts	9,062	8,953	74,178	75,456
Customer loyalty program	1,539	1,289	20,047	16,024
Derivative contracts	872	718	23,205	22,343
Employee profit sharing	2,151	3,651	41,858	58,887
Provision for obsolescence	440	357	6,410	7,012
Effects of the goodwill generated in the merger of Telemig Participações and Telemig by TCO IP S.A.	(194,021)	(172,463)	(194,021)	(172,463)
Other amounts	22,820	23,017	120,157	119,204
Total deferred taxes in non-current assets	5,205	26,689	1,653,103	1,789,718

The deferred taxes were recorded assuming their future realization, as follows:

a)   Tax loss carry-forward and negative tax base: represent the amount recorded, which, pursuant to the Brazilian legislation, may be offset up to the limit of 30% of the taxable income computed in the coming fiscal years and subject to no statute of limitations. The Company did not record the potential deferred income and social contribution taxes credit that would arise from the use of the tax bases in the amount of R$693,227 at March 31, 2011 (R$692,887 at December 31, 2010), given the uncertainty, at this time, as to the Company’s ability to generate sufficient future taxable results to ensure realization of these deferred taxes.

Below we present tax credit amounts from tax loss carry-forwards recognized and not recorded by the Company and consolidated.

During the quarter ended March 31, 2011, no material change has occurred in the Company’s and the subsidiary’s business which might indicate the need to book a provision for losses of the referred tax credits.

	Company			Consolidated
	Income tax	Social Contribution	Total	Income tax	Social Contribution	Total

Income and social contribution taxes loss carryforwards on 12.31.10	2,027,153	2,067,765		4,495,358	4,481,686
Tax credit (25% + 9%)	506,788	186,099	692,887	1,123,840	403,351	1,527,191
Tax credit, recognized	-	-	-	617,052	217,252	834,304
Tax credit, non recognized	506,788	186,099	692,887	506,788	186,099	692,887

Income and social contribution taxes loss carryforwards on 03.31.11	2,026,640	2,072,966		4,215,474	4,207,513
Tax credit (25% + 9%)	506,660	186,567	693,227	1,053,869	378,676	1,432,545
Tax credit, recognized	-	-	-	547,209	192,109	739,318
Tax credit, non recognized	506,660	186,567	693,227	506,660	186,567	693,227

b) Tax credit acquired: represented by the tax benefit deriving from the tax goodwill deductibility generated in the corporate reorganization process. Realization occurs proportionally to the amortization, for tax purpose, of the goodwill in tax books, in a period from 5 to 10 years. Studies performed by independent consultants during the corporate reorganization process support the recovery of such amounts within the above referred timeframe. Said reorganization did not generate an accounting goodwill.

c) Tax credits on temporary differences: their realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions.

The Company and its subsidiary prepared technical feasibility studies, approved by the Board of Directors, which indicated the full recovery of deferred tax amounts recognized at March 31, 2011.

There were no significant changes in assumptions used to indicate the need for further study on March 31, 2011. A new study will be prepared and approved until the end of fiscal 2011.

The breakdown in deferred income and social contribution tax assets is as follows:

	Company		Consolidated
	Tax credits on temporary differences	Total	Income and social contribution taxes loss carryforwards	Tax credit acquired	Tax credits on temporary differences	Total

Balance at 12.31.09	-	-	1,041,575	127,598	953,231	2,122,404
Additions - 1st quarter		-	-	-	36,267	36,267
Write-offs - 1st quarter		-	(35,411)	(19,243)	-	(54,654)
Balance at 03.31.10	-	-	1,006,164	108,355	989,498	2,104,017
Write-offs - april to december	-	-	(171,860)	(44,561)	(97,878)	(314,299)
Merger of Telemig Celular	26,689	26,689	-	-	-	-
Balance at 12.31.10	26,689	26,689	834,304	63,794	891,620	1,789,718
Write-offs - 1st quarter	(21,484)	(21,484)	(94,986)	(9,727)	(31,902)	(136,615)
Balance at 03.31.11	5,205	5,205	739,318	54,067	859,718	1,653,103

At March 31, 2011, the estimated schedule of deferred income and social contribution taxes realization was structured as follows:

Year	Company	Consolidated
2011	-	811,781
2012	-	354,890
2013	-	190,193
After 2014	5,205	296,239
Total	5,205	1,653,103

8. PREPAID EXPENSES

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Advertising to be distributed	15,951	13,977	124,759	145,282
Fistel Fee (*)	69,750	-	617,020	-
Rent	703	740	12,061	18,633
Financial charges	1,446	1,829	6,284	6,645
Insurance premium	497	606	4,505	6,161
Retirement benefit plan	2,676	1,618	4,306	1,701
Software and other	2,121	2,160	37,598	21,774
Total	93,144	20,930	806,533	200,196

Current	88,382	17,340	784,034	182,894
Noncurrent	4,762	3,590	22,499	17,302

(*) Refers to the values of Telecommunications Inspection Fund for the year 2011 that were paid in March and will be amortized throughout the year.

9. OTHER ASSETS

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Credits with Company's owned by Group	14	-	73,182	78,074
Employee advances and other assets	2,636	1,547	27,479	12,005
Credits with suppliers	3,648	4,783	58,736	95,754
Subsidies on handsets sales	1,185	598	24,933	35,918
Other assets	3,288	3,061	18,849	12,817
Total	10,771	9,989	203,179	234,568

Current	10,648	9,866	201,566	232,967
Noncurrent	123	123	1,613	1,601

10. INVESTMENTS

Subsidiaries Information

	Vivo	Telemig (*)

Total assets on 03.31.11	17,102,515	n/a
Total assets on 12.31.10	16,797,767	n/a

Shareholders' Equity on 03.31.11	7,583,355	n/a
Shareholders' Equity on 12.31.10	8,235,568	n/a

Net operating revenue - 1st quarter -11	4,314,559	n/a
Net operating revenue - 1st quarter-10	3,774,054	459,850

Net Income - 1st quarter -11	627,451	n/a
Net Income - 1st quarter -10	188,931	59,407

(*) Telemig  was incorporated by the Company on 06/01/10.

The Company holds equity interest in subsidiaries, as follows:

	Vivo			Telemig
	03.31.11	12.31.10	03.31.10	03.31.11	12.31.10	03.31.10
Number of shares held (in thousand)
Common	3,810	3,810	3,810	n/a	n/a	2,372
Preferred	3,810	3,810	3,810	-	-	2,372

Interest in the voting capital	100.0%	100.0%	100.0%	n/a	n/a	100.0%
Total interest	100.0%	100.0%	100.0%	n/a	n/a	100.0%

Breakdown

The balance of the controlling company’s investments includes the interest held in the subsidiaries' equity and advances for future capital increase, as shown below:

	03.31.11	12.31.10
Investment in subsidiaries	7,481,226	8,133,439
Advance for future capital - special goodwill reserve in subsidiaries	102,129	102,129
Total	7,583,355	8,235,568

Changes

10.a) Investments in subsidiaries

	Vivo	Telemig	Total
Balances at 12.31.09	7,599,178	898,438	8,497,616
Equity in net income of subsidiaries	188,931	59,407	248,338
Additional dividends for the year 2009, approved in Special Shareholders’ Meeting	(915,352)	-	(915,352)
Balances at 03.31.10	6,872,757	957,845	7,830,602
Equity in net income of subsidiaries	1,500,544	44,711	1,545,255
Capital increase with special gooodwill reserve	219,067	-	219,067
Other comprehensive income	(1,791)	-	(1,791)
Interest on shareholders’ equity and dividends approved in Special Shareholders’ Meeting	(458,844)	(52,595)	(511,439)
Merger of Telemig Celular	-	(949,961)	(949,961)
Tax incentive	1,706	-	1,706
Balances at 12.31.10	8,133,439	-	8,133,439
Equity in net income of subsidiaries	627,451	-	627,451
Additional dividends for the year 2010, approved in Special Shareholders’ Meeting	(1,281,540)	-	(1,281,540)
Other comprehensive income	548	-	548
Tax incentive	1,328	-	1,328
Balances at 03.31.11	7,481,226	-	7,481,226

For the statement of cash flows, the interest on shareholders' equity and dividends received from subsidiaries are being presented in the group "Investment Activities”.

10.b)  Advance for Future Capital Increase

	Vivo	Telemig	Total
Balances at 03.31.10	321,196	45,921	367,117
Capital increase with special gooodwill reserve	(219,067)	-	(219,067)
Merger of Telemig	-	(45,921)	(45,921)
Balances at 12.31.10	102,129	-	102,129
Balances at 03.31.11	102,129	-	102,129

11. PROPERTY, PLANT & EQUIPMENT, NET

11.a) Breakdown and Changes

	Company
	Transmission equipment	Infrastructure	Switching equipment	Terminals	Buildings	Land	Other assets	Construction in progress	Total
Cost
Balances at 12.31.09	-	34	-	14	-	-	1,051	-	1,099
Balances at 03.31.10	-	34	-	14	-	-	1,051	-	1,099
Additions - april to december	2,835	2,668	-	10,805	-	-	4,356	118,822	139,486
Write-offs - april to december	(29,865)	(9,723)	(399)	(18)	-	-	(1,630)	-	(41,635)
Tranfers (*) - april to december	79,167	27,027	12,055	-	-	-	5,355	(123,771)	(167)
Merger of Telemig	1,184,180	416,829	345,946	99,629	12,086	3,055	232,816	60,400	2,354,941
Balances at 12.31.10	1,236,317	436,835	357,602	110,430	12,086	3,055	241,948	55,451	2,453,724
Additions - 1st quarter	1,052	-	-	5,548	-	-	679	17,478	24,757
Write-offs - 1st quarter	(49)	(513)	-	(3)	(30)	-	(73)	-	(668)
Tranfers (*) - 1st quarter	16,433	2,959	687	-	-	-	526	(20,605)	-
Balances at 03.31.11	1,253,753	439,281	358,289	115,975	12,056	3,055	243,080	52,324	2,477,813

Depreciation
Balances at 12.31.09	-	(34)	-	(14)	-	-	(1,049)	-	(1,097)
Balances at 03.31.10	-	(34)	-	(14)	-	-	(1,049)	-	(1,097)
Additions (**) - april to december	(28,435)	(14,189)	(12,597)	(16,741)	(125)	-	(8,540)	-	(80,627)
Write-offs - april to december	29,477	8,667	362	5	-	-	1,121	-	39,632
Tranfers (*) - april to december	100	(138)	(2)	-	-	-	40	-	-
Merger of Telemig	(946,258)	(268,739)	(252,828)	(75,935)	(5,777)	-	(177,904)	-	(1,727,441)
Balances at 12.31.10	(945,116)	(274,433)	(265,065)	(92,685)	(5,902)	-	(186,332)	-	(1,769,533)
Additions (**) - 1st quarter	(17,183)	(8,915)	(5,796)	(6,097)	(62)	-	(3,722)	-	(41,775)
Write-offs - 1st quarter	6	347	-	-	15	-	59	-	427
Tranfers (*) - 1st quarter	3	-	(3)	-	-	-	-	-	-
Balances at 03.31.11	(962,290)	(283,001)	(270,864)	(98,782)	(5,949)	-	(189,995)	-	(1,810,881)

Net balances at 12.31.10	291,201	162,402	92,537	17,745	6,184	3,055	55,616	55,451	684,191

Net balances at 03.31.11	291,463	156,280	87,425	17,193	6,107	3,055	53,085	52,324	666,932

	Consolidated
	Transmission equipment	Infrastructure	Switching equipment	Terminals	Buildings	Land	Other assets	Construction in progress	Total
Cost
Balances at 12.31.09	9,660,973	3,418,058	4,196,877	2,721,531	298,984	101,264	1,948,183	318,932	22,664,802
Additions - 1st quarter	14,269	2,964	-	87,571	1,233	-	15,185	161,934	283,156
Write-offs - 1st quarter	(262,540)	(2,991)	(139,661)	(2)	-	(184)	(13,317)	-	(418,695)
Tranfers (*) - 1st quarter	142,867	62,575	28,850	-	(103)	-	19,442	(253,621)	10
Balances at 03.31.10	9,555,569	3,480,606	4,086,066	2,809,100	300,114	101,080	1,969,493	227,245	22,529,273
Additions - april to december	56,818	25,214	679	269,721	48,084	120	86,774	1,203,876	1,691,286
Write-offs - april to december	(573,120)	(60,599)	(545,024)	(1,124)	(466)	(630)	(82,689)	-	(1,263,652)
Tranfers (*) - april to december	503,251	203,107	59,012	-	(516)	-	46,291	(809,507)	1,638
Balances at 12.31.10	9,542,518	3,648,328	3,600,733	3,077,697	347,216	100,570	2,019,869	621,614	22,958,545
Additions - 1st quarter	6,886	55,731	-	79,661	31,111	-	16,290	88,955	278,634
Write-offs - 1st quarter	(147,125)	(55,083)	(95,192)	(119)	(7,786)	(111)	(37,941)	-	(343,357)
Tranfers (*) - 1st quarter	166,266	50,170	9,542	-	-	-	11,994	(237,920)	52
Balances at 03.31.11	9,568,545	3,699,146	3,515,083	3,157,239	370,541	100,459	2,010,212	472,649	22,893,874

Depreciation
Balances at 12.31.09	(7,188,371)	(1,960,734)	(3,225,490)	(2,412,241)	(97,347)	-	(1,372,115)	-	(16,256,298)
Additions (**) - 1st quarter	(299,937)	(61,986)	(167,095)	(104,454)	(2,595)	-	(43,569)	-	(679,636)
Write-offs - 1st quarter	269,784	2,437	131,645	2	-	-	13,002	-	416,870
Tranfers (*) - 1st quarter	1,175	(256)	1,866	-	46	-	(2,835)	-	(4)
Balances at 12.31.10	(7,217,349)	(2,020,539)	(3,259,074)	(2,516,693)	(99,896)	-	(1,405,517)	-	(16,519,068)
Additions (**) - april to december	(525,301)	(220,107)	(219,435)	(297,750)	(5,750)	-	(123,770)	-	(1,392,113)
Write-offs - april to december	623,370	52,491	521,293	1,001	339	-	80,356	-	1,278,850
Tranfers (*) - april to december	772	(698)	262	(1)	125	-	(2,283)	-	(1,823)
Balances at 12.31.10	(7,118,508)	(2,188,853)	(2,956,954)	(2,813,443)	(105,182)	-	(1,451,214)	-	(16,634,154)
Additions (**) - 1st quarter	(157,006)	(70,843)	(32,889)	(85,150)	(2,417)	-	(38,592)	-	(386,897)
Write-offs - 1st quarter	148,171	45,281	92,068	68	2,902	-	37,048	-	325,538
Tranfers (*) - 1st quarter	7	22	449	-	-	-	(481)	-	(3)
Balances at 03.31.11	(7,127,336)	(2,214,393)	(2,897,326)	(2,898,525)	(104,697)	-	(1,453,239)	-	(16,695,516)

Net balances at 12.31.10	2,424,010	1,459,475	643,779	264,254	242,034	100,570	568,655	621,614	6,324,391

Net balances at 03.31.11	2,441,209	1,484,753	617,757	258,714	265,844	100,459	556,973	472,649	6,198,358

(*)    The remaining balances in the transfers presented in the preceding table refers to transfers made between property, plant and equipment accounts and intangible assets accounts (note 12a).

(**)   The total depreciation costs and expenses are disclosed in “Depreciation”, in notes 24, 25 and 26.

11.b) Depreciation Rates

In compliance with IAS 16, IFRS 1, CPC 27 and ICPC 10, the Company and its subsidiary, during the year 2010, evaluated the useful life applied over its property, plant and equipment, by means of market data direct comparative method. The works executed by a specialized company did not indicate the need of material changes in the useful life of assets that could significantly affect its total net property, plant and equipment and the annual depreciation expense. Reassessment will be conducted during the current fiscal year as determined under the standards listed above.

Property, plant and equipment are depreciated on a straight-line basis at the following annual rates:

Transmission equipment	10.00 to 33.33
Infrastructure	4.00 to 20.00
Switching equipment	14.29 to 33.33
Terminals	66.67
Buildings	2.86
Other assets	6.67 to 20.00

11.c) Pledged assets

At March 31, 2011, the Company and its subsidiary had items of property, plant and equipment offered as collateral in lawsuits in the amount of R$69,285 (R$66,194 at December 31, 2010).

12. INTANGIBLE ASSETS, NET

12.a) Breakdown and changes

	Company
	Goodwill, negative goodwill and provision for loss intangible (*)	Software use rights	Concession licenses	Other intangible assets	Intangible assets - unfinished	Total
Cost
Balances at 12.31.09	1,929,236	385	-	2,152	-	1,931,773
Balances at 03.31.10	1,929,236	385	-	2,152	-	1,931,773
Additions - april to december	-	11,638	-	-	19,275	30,913
Write-offs - april to december	-	(56,147)	-	-	-	(56,147)
Tranfers (**) - april to december	-	41,062	-	-	(40,895)	167
Merger of Telemig	45,524	564,440	75,046	15,368	31,138	731,516
Balances at 12.31.10	1,974,760	561,378	75,046	17,520	9,518	2,638,222
Additions - 1st quarter	-	573	-	-	1,604	2,177
Tranfers (*) - 1st quarter	-	2,660	-	-	(2,660)	-
Balances at 03.31.11	1,974,760	564,611	75,046	17,520	8,462	2,640,399

Amortization
Balances at 12.31.09	-	(385)	-	(2,152)	-	(2,537)
Balances at 03.31.10	-	(385)	-	(2,152)	-	(2,537)
Additions - april to december	-	(22,740)	(2,045)	(75)	-	(24,860)
Write-offs - april to december	-	56,147	-	-	-	56,147
Merger of Telemig	-	(449,221)	(31,853)	(14,927)	-	(496,001)
Balances at 12.31.10	-	(416,199)	(33,898)	(17,154)	-	(467,251)
Additions (***) - 1st quarter	-	(10,858)	(834)	(33)	-	(11,725)
Balances at 03.31.11	-	(427,057)	(34,732)	(17,187)	-	(478,976)

Net balances at 12.31.10	1,974,760	145,179	41,148	366	9,518	2,170,971

Net balances at 03.31.11	1,974,760	137,554	40,314	333	8,462	2,161,423

	Consolidated
	Goodwill, negative goodwill and provision for loss intangible (*)	Software use rights	Concession licenses	Commerce Fund	Other intangible assets	Intangible assets - unfinished	Total
Cost
Balances at 12.31.09	1,990,911	4,851,880	2,249,619	35,338	52,438	93,074	9,273,260
Additions - 1st quarter	-	14,837	-	182	-	30,672	45,691
Write-offs - 1st quarter	-	(5,217)	-	-	-	-	(5,217)
Tranfers (**) - 1st quarter	-	55,078	-	-	-	(55,088)	(10)
Balances at 03.31.10	1,990,911	4,916,578	2,249,619	35,520	52,438	68,658	9,313,724
Additions - april to december	-	238,375	-	935	94	229,546	468,950
Write-offs - april to december	-	(153,127)	-	-	(1)	-	(153,128)
Tranfers (**) - april to december	-	165,337	-	-	(70)	(166,905)	(1,638)
Balances at 12.31.10	1,990,911	5,167,163	2,249,619	36,455	52,461	131,299	9,627,908
Additions - 1st quarter	-	35,427	-	557	-	25,095	61,079
Write-offs - 1st quarter	-	(6,782)	-	(843)	(419)	-	(8,044)
Tranfers (**) - 1st quarter	-	59,248	-	-	-	(59,300)	(52)
Balances at 03.31.11	1,990,911	5,255,056	2,249,619	36,169	52,042	97,094	9,680,891

Amortization
Balances at 12.31.09	-	(3,435,616)	(903,450)	(26,906)	(50,088)	-	(4,416,060)
Additions (***) - 1st quarter	-	(152,254)	(38,390)	(768)	(285)	-	(191,697)
Write-offs - 1st quarter	-	5,216	-	-	-	-	5,216
Tranfers (**) - 1st quarter	-	4	-	-	-	-	4
Balances at 12.31.10	-	(3,582,650)	(941,840)	(27,674)	(50,373)	-	(4,602,537)
Additions - april to december	-	(401,497)	(113,974)	(1,923)	(525)	-	(517,919)
Write-offs - april to december	-	152,922	-	-	-	-	152,922
Tranfers (**) - april to december	-	1,753	-	-	70	-	1,823
Balances at 12.31.10	-	(3,829,472)	(1,055,814)	(29,597)	(50,828)	-	(4,965,711)
Additions (***) - 1st quarter	-	(120,315)	(37,835)	(668)	(146)	-	(158,964)
Write-offs - 1st quarter	-	6,772	-	766	419	-	7,957
Tranfers (**) - 1st quarter	-	3	-	-	-	-	3
Balances at 03.31.11	-	(3,943,012)	(1,093,649)	(29,499)	(50,555)	-	(5,116,715)

Net balances at 12.31.10	1,990,911	1,337,691	1,193,805	6,858	1,633	131,299	4,662,197

Net balances at 03.31.11	1,990,911	1,312,044	1,155,970	6,670	1,487	97,094	4,564,176

(*)    Goodwill derives from the difference between the value of acquisition and the fair value of shareholders' equity of acquired companies, calculated on the acquisition dates and is based on the expectation of future profitability. During the fourth quarter, these amounts are subject to annual impairment test.

(**)   The remaining balances in the transfers presented in the preceding table refer to the transfers made between property, plant and equipment accounts and intangible assets accounts (note 11a).

(***) The total amortization costs and expenses are disclosed in “Amortization”, in notes 24, 25 and 26.

The Company and its subsidiary evaluated the useful life applied over their intangible assets, by means of market data direct comparative method. The works executed by a specialized company did not indicate the need of material changes in the useful life of assets that could significantly affect its total net intangible assets.

12.b) Amortization rates

Intangible assets are amortized by the linear method at the following annual rates:

Software use rights	20.00
Concession licenses	6.67 to 20.00
Location Premium	According to contractual terms
Other assets	10.00 to 20.00

13. PERSONNEL, PAYROLL CHARGES AND EMPLOYEE BENEFITS

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Payroll charges	6,335	10,746	57,271	107,347
Social charges	9,987	9,986	98,373	93,274
Benefits	1,751	1,945	15,396	16,593
Other indemnities	-	-	65,857	65,857
Total	18,073	22,677	236,897	283,071

14. SUPPLIERS AND TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Suppliers	224,827	280,276	2,169,646	2,529,151
Amounts to be transferred LD (*)	53,315	52,473	383,584	402,181
Interconnection and linking	40,244	43,041	374,724	329,885
Technical assistance	-	-	81,302	81,490
Other	7,275	6,711	82,077	81,909
Total	325,661	382,501	3,091,333	3,424,616

(*) The amounts refer to VC2, VC3 and roaming charges, invoiced to our customers and transferred to the long distance carriers.

15. TAXES, FEES AND CONTRIBUTIONS PAYABLE

Breakdown

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
ICMS (a)	9,583	32,815	814,991	840,537
FISTEL (b)	693,699	583,035	900,574	714,041
Current income and social contribution taxes (c)	23,653	59,077	113,837	139,485
PIS and COFINS	16,424	43,903	167,374	206,850
CIDE (e)	285	241	126,826	118,149
FUST andFUNTTEL	1,397	1,370	13,790	13,834
Other taxes, fees and mandatory contributions (f)	9,897	8,721	30,969	31,165
Total	754,938	729,162	2,168,361	2,064,061

Current	30,353	116,069	775,084	874,442
Noncurrent	724,585	613,093	1,393,277	1,189,619

(a) The non-current portion includes the amounts of R$360,564 at March 31, 2011 (R$347,160 at December 31, 2010), which refers to ICMS - Paraná Mais Emprego Program, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. This Agreement indicates that the ICMS becomes due in the 49th month following the month in which the ICMS tax is calculated. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

(b) It includes the amounts of the writ of mandamus filed by Telemig (company merged at June 1, 2010), challenging its liability for the payment of the inspection fees on mobile stations not owned by the Company, and started booking a provision with corresponding escrow deposit for the amounts referring to the TFF – Operation Inspection Fee and to the TFI – Installation Inspection Fee. The case is awaiting decision by the Regional Federal Court of the 1st Region. The Company’s legal advisor considers the chances of losses in these lawsuits to be possible. Despite this lawsuit's chances of loss are possible, Company maintained the provision, since it understands this is a legal obligation, and made escrow deposits in the amount of R$667,902 at March 31, 2011 (R$566,912 at December 31, 2010), note 6.

It also includes the amounts of the writ of mandamus filed by the Sinditelebrasil (Union of Telephony and Cellular and Personal Mobile Service Companies) challenging the Contribution for Development of the Public Radio Broadcasting payable to EBC (Empresa Brasil de Comunicação), created by Law no. 11.652/08. The Company’s legal advisor considers the chances of losses in these lawsuits to be possible. Despite this lawsuit's chances of loss are possible, Vivo and the Company maintained the provisions, since they understand this is a legal obligation, and made escrow deposits in the amounts of R$206,874 and R$25,568, respectively at March 31, 2011 (R$131,086 and R$ 15,928 at December 31, 2010), note 6.

(c) It includes the amounts of writs of mandamus filed by Telemig Participações (which was merged at November 13, 2009) requesting the court to declare its right not to have IRRF assessed on the receipt of interest on shareholders’ equity paid by its subsidiary (Telemig Celular, company merged at June 1, 2010). Based on the opinion of the Company’s legal advisors, the referred lawsuits are classified as possible loss. Despite this lawsuit's chances of loss being possible, the Company maintained the provision, since it understands this is a legal obligation, and made escrow deposits in the amount of R$23,374 at March 31, 2011 (R$22,944 at December 31, 2010), note 6.

(d) Vivo received a tax infraction notice for having carried out the COFINS compensation, in January and February 2000, with credits arising from the overpayment of 1/3 of the COFINS paid in 1999, after compensation with CSLL. The litigation awaits special administrative judgment. The Management had recorded the amount of R$44,899 at March 31, 2011 (R$44,250 at December 31, 2010), and escrow deposit in the same amount. Due to the Tax Recovery Program – REFIS (Law no. 11,941/08), the subsidiary requested the waiver of suits and the conversion in income of amounts payable with the resulting inventory of the surplus amount (note 6).
At December 31, 2011, the subsidiary recorded a provision and escrow deposits in the amount of R$3,534 (R$3,471 at December 31, 2010) related to revenues in excess to income, challenged in court, note 6.

(e) This includes amounts of administrative and judicial matter, aiming at discharging the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. The Company and its subsidiary recorded the amount of R$126,826 at March 31, 2011 (R$118,149 at December 31, 2010), and made escrow deposits amounting to R$102,911 (R$$99,129 at December 31, 2010), note 6.

(f) At March 31, 2011, subsidiaries recorded the amount of R$10,126 (R$12,072 at December 31, 2010), composed of amounts related to matters of: (i) ISS on lease services, currency activities and supplementary services; (ii) IRPJ on operations with derivatives; (iii) INSS; (iv) ICMS; and (v) PIS and COFINS.

16. INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS

16.1 Interest on Shareholders’ Equity and Dividends Receivable

At March 31, 2011 and December 31, 2010, the Company recorded balances of interest on the shareholders’ equity and dividends receivable from its subsidiary in the amounts of R$1,580,565 and R$299,025, respectively. Such variation arises from the allocation of the supplementary dividends by its subsidiary, referring to fiscal year 2010, approved for payment at the General and Special Shareholders’ Meeting held on March 31, 2011.

16.2 Interest on Shareholders’ Equity and Dividends Payable

Below we present the balances of interest on shareholders’ equity and dividends payable.

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
TBS Participações Ltda	100,305	19,694	100,305	19,694
Portelcom Participações S.A.	440,210	86,431	440,210	86,431
Telefónica S.A.	824,510	161,885	824,510	161,885
SP Telecomunicações Participações Ltda (*)	48,998	-	48,998	-
Controlling Company Total	1,414,023	268,010	1,414,023	268,010

Minority shareholders	919,560	224,721	919,560	224,721

Total	2,333,583	492,731	2,333,583	492,731

(*) Refers to the balance of SP Telecomunicações Participações Ltda. in regard to the 2010 supplementary dividends allocated by the Company at March 31, 2011 (note 1d).

Below we present the changes in the balances of shareholders’ equity and dividends payable.

	Company	Consolidated
Balance at 12.31.09	319,287	322,433
Additional dividends for the year 2009, approved in Special Shareholders’ Meeting	611,925	611,925
Paid	(891,412)	(891,412)
Merger of Telemig Celular	3,146	-
Interest on shareholders’ equity and dividends for the year 2010	449,785	449,785
Balance at 12.31.10	492,731	492,731
Additional dividends for the year 2010, approved in Special Shareholders’ Meeting (*)	1,841,061	1,841,061
Paid	(209)	(209)
Balance at 03.31.11	2,333,583	2,333,583

(*) At the General and Special Shareholders’ Meeting held on March 31, 2011, the allocation of the net profit for fiscal year 2010 was approved for payment, including the amount of the supplementary dividends. The interest on shareholders’ equity and dividends shall be paid until December 21, 2011, in one or more installments and at a date to be further informed to the market.

Interest on shareholders’ equity and dividends not claimed by the shareholders are forfeited in 3 (three) years, as from the date they start to be paid. Should dividends and interest on shareholders' equity become time-barred, the amounts will be recorded against the shareholders’ equity account for subsequent distribution.

For the statement of cash flows, the interest on shareholders' equity and dividends paid to the shareholders are being allocated in the group "Financing Activities”.

17. LOANS, FINANCING AND DEBENTURES

a) Debt breakdown

a.1) Loans and Financing

				Company		Consolidated
Description	Currency	Interest	Maturity	03.31.11	12.31.10	03.31.11	12.31.10
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	URTJLP (*)	TJLP + 4,30% p.a. to 4,60% p.a.	04.15.11 to 08.15.14	-	-	1,059,994	1,142,008
Banco Europeu de Investimentos - BEI	USD	4,18% p.a to 4,47% p.a	06.20.11 to 03.02.15	-	-	603,680	621,370
Banco do Nordeste do Brasil - BNB	R$	10,00% p.a	04.29.11 to 10.30.16	-	-	507,936	533,661
Banco Nacional de Desenvolvimento Econômico e Social - BNDES PSI	R$	4,50% p.a to 5,50% p.a.	04.15.11 to 10.15.20	23,847	12,918	149,900	138,506
Resolution 2770	JPY			-	-	-	29,554
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	UMBND (**)	8,76% p.a.	04.15.11 to 07.15.11	-	-	860	1,533
BBVA Comission	-	0,43% p.a.	05.30.11 to 03.28.15	-	-	177	186
Total				23,847	12,918	2,322,547	2,466,818

Current				345	88	448,239	482,545
Non current				23,502	12,830	1,874,308	1,984,273

(*) URTJLP – Long-term interest rate reference unit, used by BNDES as the contract currency for financing contracts.

(**) UMBND - Currency, based on a basket of currencies used by BNDES as the contract currency for financing contracts that are based on funds raised in foreign currency.

a.1.1.) Banco Nacional do Desenvolvimento Econômico e Social - BNDES

FINEM – Business Financing – Agreement 1  - (UMBND and URTJPL)

In June 2004, the Company entered into a credit facility with BNDES in the amount of R$110,370.  The funds borrowed were used to finance the expansion of the mobile service infrastructure in the states of Paraná and Santa Catarina. The Company received the funding gradually and there was no remaining amount available under this credit facility on March 31, 2011. This agreement has a term of seven years, with repayment of principal in 60 consecutive monthly installments commencing July 15, 2006, after a grace period of two years.

FINEM – Business Financing – Agreement 2 - (UMBND)

In August 2007 the Company entered into a credit facility with BNDES in the amount of R$1,530,459. The funds borrowed were used to finance investment projects in order to expand coverage and increase network capacity throughout the country. The Company received the funding gradually and there was no remaining amount available under this credit facility on March 31, 2011. This agreement has a term of seven years, with repayment of principal in 60 consecutive monthly installments commencing September 15, 2009, after a grace period of two years.

Investment Maintenance Program – PSI

In January 2010, a credit facility with BNDES was approved under the Investment Maintenance Program (BNDES-PSI). The funds borrowed are being used to finance the purchase of domestic equipment for improvement of network capacity under a previously signed equipment financing with BNDES (Finame), and released as investments are made. The Company raised R$184,489 under this credit facility until March 31, 2011 (R$171,673 until December 31, 2010).

Since the interest rate on this credit facility is lower than the rates prevailing in the market (fixed 4.5% to 5.5% per year), this transaction falls within the scope of IAS 20/CPC 7. Accordingly, using the effective interest method set forth in IAS 39/CPC 38, considerations made are as follows: comparison between i) the total debt amount calculated based on contractual rates; and ii) the total debt amount calculated based on market rates (fair value). The government grant from BNDES, adjusted to present value, was R$35,916 at March 31, 2011 (R$33,939 as of December 31, 2010). This amount was recorded as “Government Grant”, and is being amortized over the useful life of the financed equipment against “Other operating income (expenses), net”.

a.1.2) European Investment Bank (EIB)

Single Agreement

The Company executed an agreement with EIB for a credit facility in the amount of EUR250 million (equivalent to US$365 million). The funding was received in two portions: the first on December 19, 2007 and the second on February 28, 2008. The agreement has a term of seven years, with repayment of principal in two installments falling on December 19, 2014 and March 2, 2015. Interest on this financing is paid semiannually according to the date of credit release. This financing is secured with a swap agreement that converts the foreign exchange risk into a percentage of CDI (Interbank deposit rate) variation.

a.1.3) Banco do Nordeste – BNB

FNE – Constitutional Fund for Financing the Northeast – Agreement 1

On January 29, 2007, the Company entered into a credit facility with BNB in the amount of R$247,240. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. The agreement has a term of ten years, with repayment of principal in 96 installments, after a grace period of 2 years.

FNE – Constitutional Fund for Financing the Northeast – Agreement 2

On January 30, 2008, the Company entered into a credit facility with BNB in the amount of R$389,000. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. The agreement has a term of ten years, with repayment of principal in 96 installments, after a grace period of 2 years.

a.2) Debentures

				Company		Consolidated
Description	Currency	Interest	Maturity	03.31.11	12.31.10	03.31.11	12.31.10
Debentures (2nd issue) - 1st and 2nd series	R$	106,0% to 120,0% of the CDI	05.02.12	356,066	550,447	356,066	550,447
Debentures (4th issue) - 1st and 2nd series	R$	108,0% to 112,0% of the CDI	04.15.11 to 10.15.13	777,983	755,702	777,983	755,702
Debentures (4th issue) - 3rd series	R$	IPCA + 7,00%	10.15.11 to 10.15.14	82,818	80,712	82,818	80,712
Debentures (1st issue) -Telemig	R$	IPCA + 0,50% p.a	07.05.21	64,917	63,425	64,917	63,425
Issuance Costs	R$			(2,908)	(3,214)	(2,908)	(3,214)
Total				1,278,876	1,447,072	1,278,876	1,447,072

Current				61,187	233,059	61,187	233,059
Non current				1,217,689	1,214,013	1,217,689	1,214,013

Capital raised by the company

2nd Issue

In connection with the First Securities Distribution Program in the amount of R$2 billion announced on August 20, 2004, the Company issued debentures related to the 2nd issuance of the Company, in the amount of R$1 billion, on May 01, 2005, with a term of ten years, starting from the issuance date on May 01, 2005.

The debentures were issued in two series: R$200 million in the first series and R$800 million in the second series with a final maturity on May 4, 2015. The debentures pay interest semiannually, after rescheduling, at a rate of 120.0% (first issuance) and 106.0% (second issuance) of accumulated daily average rates of one-day extragroup interbank deposits (DI rates) calculated and published by CETIP S.A. (Clearing House for the Custody and Financial Settlement of Securities).

Rescheduling

1st Series

The 1st series debentures of the 2nd issue were rescheduled in May 2009, as approved by the Board of Directors at a meeting held on March 30, 2009.The new interest accrual period is 24 months, beginning on May 1, 2009, during which time the interest accrual conditions established herein shall remain unchanged. During this second interest accrual period, the 1st series debentures of the 2nd issue shall carry an interest rate of 120.0% of the average rate of the one-day interbank deposit (DI) – the DI over extra-group rate, calculated according to the formula stated in clause 4.9 of the "2nd Issue Indenture".

At January 31, 2011, there was the earlier and full redemption of the 1st series of the 2nd issue of the Company, totaling 20,000 book-entry type, non-convertible, unsecured debentures, in the face value of ten thousand Brazilian Reais (R$10,000) each, totaling R$200 million, whose characteristics were approved at the meetings of the Board of Directors of the Company held on April 25, 2005 and May 13, 2005, and the first rescheduling on March 30, 2009.

The redemption was carried out at the unit face value of the debentures, as of the issue date, added by: (i) the interest accrued until the payment date of the redeemed debentures and (ii) the percentage premium calculated on the unit face value of the debentures (“premium”), equivalent to R$4.41 (four Brazilian Reais and forty-one cents), per debenture, in conformity with the provisions in section 4.13 of the indenture of the 2nd issue of non-convertible debentures.

2nd Series

At the meetings held on April 25, 2005 and May 13, 2005, the Board of Directors approved the characteristics of the 2nd series of the 2nd issuance of debentures of the Company.

The 2nd series debentures of the 2nd issuance of the Company were rescheduled on May 3, 2010, according to the conditions approved at the Board of Directors’ meeting held on May 29, 2010. The total rescheduled amount was R$340,230 and the Company redeemed and cancelled debentures of dissenting debenture holders in the amount of R$459,770. The new interest accrual period is 24 months from May 1, 2010, during which time the interest accrual conditions established herein shall remain unchanged. During this second interest accrual period (until May 1, 2012), the Company’s debentures shall carry an interest rate of 106.0% of the average rate of one-day over extra group interbank deposit (DI), calculated according to the formula stated in clause 4.9 of the "2nd Issuance Indenture". The interest payments of the debentures shall be made on May 2, 2011, November 1, 2011 and May 2, 2012.

4th Issue

On September 04, 2009, the Board of Directors approved the 4th public issuance, by the Company, of simple, unsecured debentures not convertible into stock, all of them registered and of book-entry type, with term of 10 years.

The total amount of the issuance was R$810 million, of which the basic offering corresponds to R$600 million, added by R$210 million due to the full exercise of the additional debentures option.

A total of eight hundred and ten thousand (810,000) debentures were issued in three (3) series, being 98,000 debentures in the 1st series, 640,000 in the 2nd series and 72,000 in the 3rd series. The amount of debentures allocated to each of the series was decided in mutual agreement between the Company and the leader arranger of the offering, after the conclusion of the Bookbuilding procedure.

The remuneration for the 1st series is 108.00% of CDI, for the 2nd series is 112.00% of CDI and for the 3rd series, coupon of 7.00% per year (on face value updated by the Extended Consumer Price Index - IPCA variation). These debentures accrue interest payable on a semiannual basis in the 1st and 2nd series and annual basis in the 3rd series.

Rescheduling of each series is provided for as follows: 1st series, on October 15, 2012, 2nd series, on October 15, 2013, and 3rd series, on October 15, 2014.

The funds raised from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes of the Company and to supplement the working capital of the Company.

The transaction costs in connection with this issue in the amount of R$2,908 (R$3,214 at December 31, 2010) were appropriated to a liabilities reduction account as deferred cost and are recorded as financial expenses of the Company (note 28), pursuant to the contractual terms of this issue. The actual rate of this issue, considering the transaction costs, is 112.13% of the CDI .

Funding by Telemig (company merged at June 1, 2010)

1st Issuance

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig (company merged at June 1, 2010), within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) - FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st issuance, amounting to R$6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the 1st issuance, valued at R$17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series of the 1st issuance, valued at R$31,900, thus completing the program for providing service to 134 locations inside the state of Minas Gerais.

b) Repayment Schedule

The maturities of the long-term portion of loans, financing and debentures are as follows:

	03.31.11		12.31.10
Year	Company	Consolidated	Company	Consolidated
2012	444,652	779,659	444,346	892,156
2013	645,397	1,094,788	643,657	1,093,468
2014	70,396	556,882	67,447	556,174
2015	2,958	463,408	1,604	467,227
After 2016	77,788	197,260	69,789	189,261
Total	1,241,191	3,091,997	1,226,843	3,198,286

c) Loan Covenants

Vivo has loans and financing borrowed from BNDES, the balance of which at March 31, 2011 was R$1,060,854 (R$1,143,541 at December 31, 2010). In accordance with the contracts, there are several economic and financial indexes that must be calculated on a six-month and yearly basis. At the same date, all economic and financial indexes established in the two contracts were met.

Debentures of the 4th issuance, whose net balance of issue costs amounted to R$857,893 (R$83,200 at December 31, 2010), with economic and financial indexes that should be calculated on a quarterly basis. On this same date, all the economic and financial indexes expected were achieved.

The agreement entered into by Telemig (company merged at June 1, 2010) with the State Department of Economic Development related to debentures the balance of which at March 31, 2011 was R$64,917 (R$63,425 at December 31, 2010), sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain balance sheet financial indexes. All restrictive covenants were fulfilled on this same date.

d) Guarantees

At December 31, 2011, guarantees were granted for part of loans and financing of the Company and its subsidiary, according to the table below:

Banks	Amount of loan/financing	Guarantees
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	R$1,059,994 (URTJLP) R$860 (UMBNDES) R$149,900 (PSI Contract)
  Contract (Vivo) R$1,055,189: guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment. Vivo Participações is the intervening guarantor.
  Contract (Vivo) R$5,665: 15% of the receivables are pledged relating to service revenue. Vivo Participações is the intervening guarantor.
  Contract (Vivo/Vivo Participações) R$149,900: sale of financed assets related to the agreements for Investment Support Program  – PSI. Vivo Participações is the intervening guarantor.

Banco Europeu de Investimento – BEI	R$603,680	Commercial risk guaranteed by Banco BBVA Portugal.
Banco do Nordeste do Brasil S.A. - BNB	R$507,936
  Bank guarantee granted by Bank Bradesco S.A in an amount equivalent to 100% of the debit balance of the financing obtained
  Establishing a liquidity fund comprised of short-term investments at an amount equivalent to 3 (three) amortization installments by reference to the average post-grace period installment
  Vivo Participações is the intervening guarantor.

18. PROVISIONS

18.1) Breakdown

The breakdown of the balances is as follows:

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Provision for claims and litigations	36,204	34,808	301,314	290,220
Civil	21,127	20,483	142,254	139,948
Labor	8,913	8,164	93,739	90,136
Tax	3,703	3,700	45,309	44,083
Regulatory	2,461	2,461	20,012	16,053
Provision for post-employment benefits	10,771	10,483	18,543	17,524
Provision for decomissioning of fixed assets	32,144	30,805	232,272	222,768
Total	79,119	76,096	552,129	530,512

Current	15,481	15,507	128,551	120,110
Non current	63,638	60,589	423,578	410,402

18.2) Changes:

The changes to the provisions are as follows:

	Company
	Provision for claims and litigations				Provision for post-employment benefits	Provision for decomissioning of fixed assets	Total
	Civil	Regulatory	Labor	Tax
Balances at 12.31.09	1,509	-	-	-	-	-	1,509
Additions - 1st quarter	-	-	-	145	-	-	145
Reversals - 1st quarter	(50)	-	-	-	-	-	(50)
Monetary restatement - 1st quarter	-	-	-	-	-	-	-
Payments - 1st quarter	(17)	-	-	-	-	-	(17)
Balances at 03.31.10	1,442	-	-	145	-	-	1,587
Additions - april to december	7,985	418	4,287	-	871	-	13,561
Reversals - april to december	(66)	-	-	-	-	(457)	(523)
Monetary restatement - april to december	-	-	-	8	-	3,868	3,876
Payments - april to december	(5,464)	(851)	(2,366)	-			(8,681)
Merger of Telemig	16,586	2,894	6,243	3,547	9,612	27,394	66,276
Balances at 12.31.10	20,483	2,461	8,164	3,700	10,483	30,805	76,096
Additions - 1st quarter	3,029	2	1,455	-	288	1,396	6,170
Reversals - 1st quarter	(19)	-	(175)	-	-	(34)	(228)
Monetary restatement - 1st quarter	-	-	-	3	-	(23)	(20)
Payments - 1st quarter	(2,366)	(2)	(531)	-	-	-	(2,899)
Balances at 03.31.11	21,127	2,461	8,913	3,703	10,771	32,144	79,119

Current	10,373	2,461	2,647	-	-	-	15,481
Non current	10,754	-	6,266	3,703	10,771	32,144	63,638

	Consolidated
	Provision for claims and litigations				Provision for post-employment benefits	Provision for decomissioning of fixed assets	Total
	Civil	Regulatory	Labor	Tax
Balances at 12.31.09	150,490	17,464	78,875	31,314	18,171	153,739	450,053
Additions - 1st quarter	22,427	2,473	9,132	3,025	1,158	9,062	47,277
Reversals - 1st quarter	(407)	-	(1,846)	(2,441)	-	(2,356)	(7,050)
Monetary restatement - 1st quarter	-	(350)	-	680	-	3,308	3,638
Payments - 1st quarter	(21,073)	(4,393)	(5,732)	-	-	-	(31,198)
Balances at 03.31.10	151,437	15,194	80,429	32,578	19,329	163,753	462,720
Additions - april to december	67,840	5,329	25,845	6,080	413	39,824	145,331
Reversals - april to december	(1,104)	(689)	(2,573)	(1,083)	(2,218)	(734)	(8,401)
Monetary restatement - april to december	-	608	-	6,810	-	19,925	27,343
Payments - april to december	(78,225)	(4,389)	(13,565)	(302)	-	-	(96,481)
Balances at 12.31.10	139,948	16,053	90,136	44,083	17,524	222,768	530,512
Additions - 1st quarter	24,328	3,163	10,999	185	1,019	10,237	49,931
Reversals - 1st quarter	(197)	-	(3,291)	(659)	-	(724)	(4,871)
Monetary restatement - 1st quarter	-	798	-	1,700	-	(9)	2,489
Payments - 1st quarter	(21,825)	(2)	(4,105)	-	-	-	(25,932)
Balances at 03.31.11	142,254	20,012	93,739	45,309	18,543	232,272	552,129

Current	72,696	20,012	32,662	3,181	-	-	128,551
Non current	69,558	-	61,077	42,128	18,543	232,272	423,578

18.3) Comments/Details

a) Tax Proceedings

a.1) State Taxes

At March 31, 2011, Vivo held administrative and legal discussions on ICMS tax that, based on the opinion of its legal advisors, are classified as probable loss, mainly resulting from the tax credit with the non-submission of documentation, non-taxed telecommunication services, cultural incentive, among others and, therefore, are provisioned at R$32,836 (R$31,930 at December 31, 2010).

a.2) Federal Taxes

At March 31, 2011, Vivo held administrative discussions on IRPJ/PIS/COFINS resulting from non-compliance manifestations, referred to the non-ratification of compensation and refunding requests prepared by Vivo; demand for payment of CIDE levied on foreign remittances, that, based on the opinion of its legal advisors, are classified as probable loss and provisioned at R$5,745 (R$5,507 at December 31, 2010).

a.3) Municipal Taxes

At March 31, 2011, Vivo maintained litigations referring to surveillance, control and inspection fees (TVCF) in the city of Niterói, which, based on the opinion of its legal advisors, are classified as probable loss, thus, they were accrued in the amount of R$3,181 (R$3,099 at December 31, 2010).

b) Civil Proceedings

b.1) Consumers

The Company and its subsidiary are facing several legal proceedings filed by individual consumers or by civil associations representing the rights of consumers who claim noncompliance with services and/or products sold. On an individual basis, none of those proceedings is considered relevant.

At March 31, 2011, based on the opinion of its external legal advisors, R$120,305 (R$120,082 at December 31, 2010) were provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

b.2) Other

These refer to other lawsuits related to the regular course of business. Based on its legal advisors’ opinion, the Company recorded a provision of R$21,949 (R$19,866 at December 31, 2010), which is deemed adequate to cover probable losses on these lawsuits.

c) Regulatory Proceedings
The Company and its subsidiary are involved in several administrative proceedings filed by ANATEL with the allegation of non-compliance with the regulation concerning Personal Mobile Service (SMP). On March 31, 2011, the Company recorded a provision of R$20,012 (R$16,053 at December 31, 2010), which is deemed adequate to cover probable losses on these proceedings.

d) Labor Claims

They include several labor claims for which the Company recorded a provision deemed adequate to cover probable losses on these claims.

e) Provision for decommissioning of fixed assets

This refers to costs to be incurred upon need for returning to their owners the sites (locations in which the Company’s and its subsidiary’s base radios are installed) in the same conditions in which they were at the time of execution of the initial lease agreement.

f) Post-employment benefit plan provision

This refers to actuarial provisions for post-retirement benefit plans recorded by the Company and its subsidiary (note 31).

18.4) Guarantees

As of March 31, 2011, the Company and its subsidiary provided guarantees for tax, civil and labor lawsuits, as follows:

	Company			Consolidated
	Escrow Deposits	Letter Guarantee	Total	Property and Equipment	Escrow Deposits	Letter Guarantee	Total
Civil and labors	6,064	1,470	7,534	18,684	132,275	10,162	161,121
Tax	728,401	23,839	752,240	50,601	1,146,771	460,732	1,658,104
Total	734,465	25,309	759,774	69,285	1,279,046	470,894	1,819,225

In addition to the guarantees mentioned above, as of March 31, 2011, the Company and its subsidiary had amounts deposited as guarantee (escrow deposits in bank accounts and/or financial investments subject to court restrictions) in the amount of R$58,113 (R$58,845 at December 31, 2010), as disclosed in note 6.

18.5) Applicable laws

According to the current applicable laws in Brazil, federal, state and municipal taxes and payroll charges are subject to review by the proper authorities for periods ranging from 5 to 30 years.

19. CONTINGENCIES

Based on the opinion of its legal advisors, the Company Management believes that the issues listed below will not produce any material adverse effects on its financial condition.

As of March 31, 2011 and December 31, 2010, the consolidated amounts being challenged through several proceedings, in which the risk of loss is possible, are as follows:

	Company		Consolidated
	31.03.11	31.12.10	31.03.11	31.12.10
Civil	20,875	20,442	557,481	575,981
Consumers	10,663	10,279	430,979	461,634
Others	10,212	10,163	126,502	114,347
Regulatory	-	-	3,530	6,487
Labor	20,279	20,654	220,171	223,752
Tax (*)	741,350	727,199	5,150,389	4,870,856
Total	782,504	768,295	5,931,571	5,677,076

(*) Following are the main tax proceedings, which refer to the same administrative and judicial proceedings disclosed in the financial statements as of December 31, 2010 (note 20 – Contingencies).

• Refers to the same administrative and judicial proceedings relating to the following taxes: ICMS, PIS, COFINS, ISS, IRPJ, IRRF, CSLL, IOF, CPMF, FUST, FUNTTEL, FISTEL and the Contribution for Development of the Public Radio Broadcasting (EBC) and Social Contributions. The relevant funds occurred in the three-month period ended March 31, 2011 refers to the Installation Inspection Fee (TFI) charged at the time of the extension of the term of the right to use the radiofrequency related to the personal mobile service, in the amount of R$1,372,928 at March 31, 2011 (R$1,340,478 at December 31, 2010).

• On July 2, 2002, an infraction notice was issued against Telemig (merged on June 1, 2010) by the Social Security National Institute (“INSS”) relating to the joint liability for the payment of the INSS contribution of service providers and the 11% withholding tax as provided for in Law 9711/98.The total amount involved is R$37,721 as of March 31, 2011 (R$37,274 at December 31, 2010). Although loss on this case is possible, Telemig had a provision for eventual losses of R$3,547 as of December 31, 2010 and 2009, based on its legal advisors’ opinion (note 18). The proceeding is pending decision in the administrative court.

20. DEFERRED REVENUES

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Services and handsets and accesories (a)	60,370	61,693	534,234	500,776
Equipment donation (b)	-	-	27,521	29,164
Government subvention and aid (c)	4,618	2,797	32,868	32,138
Customer Customer loyalty program (d)	4,526	3,791	58,960	47,131
Total	69,514	68,281	653,583	609,209

Current	65,614	65,920	588,610	548,575
Noncurrent	3,900	2,361	64,973	60,634

a) It refers to the balances of agreements of prepaid services revenue and multi-element operations, which are appropriated to income to the extent that services are provided to clients.

b) It refers to the balances of network equipment donations from suppliers, which are amortized over the useful life of this equipment.

c) It refers to government grant deriving from funds raised with BNDES in a specific credit facility (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized over the useful life of equipment.

d) It refers to the loyalty rewarding program, which the Company and its subsidiary provide to their clients in order to allow them to accumulate points upon paying their invoices for using the services offered by the Company and its subsidiary. The accrued points may be exchanged for handsets or services, provided the customer has a minimum stipulated balance of points. The consideration received is allocated to points awarded and recognized as deffered income pending the exchange for handsets or services redeemed at their fair value. The fair value of the points is determined by dividing the number of points required for carry out the redemption by the discount value granted as a result of the customer loyalty program. The fair value of the accrued balance of generated points is deferred and recognized as income upon redemption of points.

Below, we present the breakdown of deferred revenues:

	Company	Consolidated
Balances at 12.31.09	-	624,708
Additions - 1st quarter	-	2,911,935
Write-offs - 1st quarter	-	(2,968,367)
Balances at 03.31.10	-	568,276
Additions - april to december	654,806	11,740,652
Write-offs - april to december	(656,989)	(11,699,719)
Merger of Telemig Celular	70,464	-
Balances at 12.31.10	68,281	609,209
Additions	252,472	3,965,211
Write-offs	(251,239)	(3,920,837)
Balances at 03.31.11	69,514	653,583

Current	65,614	588,610
Noncurrent	3,900	64,973

21. OTHER LIABILITIES

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Reverse stock split (*)	203,140	203,140	246,697	246,697
Liabilities with intercompany	730	193	1,907	1,231
Others	329	328	8,650	3,173
Total	204,199	203,661	257,254	251,101

Current	203,878	203,341	254,013	249,818
Noncurrent	321	320	3,241	1,283

(*)This refers to credits made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and of its subsidiary.

22. SHAREHOLDERS’ EQUITY

a) Capital Stock

Pursuant to the Articles of Incorporation, the Company may increase its capital stock up to the limit of seven hundred and fifty million (750,000,000) shares (authorized capital), either common or preferred, regardless of amendment to the articles of incorporation, with the Board of Directors being the competent body to resolve on the increase and the consequent issue of new shares up to the referred limit.

At an auction held for tender offer of the outstanding common shares of the Company, on March 18, 2011, SP Telecomunicações Participações Ltda. acquired 10,634,722 outstanding common shares of the Company, representing 7.75% of the common shares and 2.65% of the total capital stock of the Company (note 1d).

At March 31, 2011 and December 31, 2010, the subscribed and paid-up capital stock of the Company was R$8,780,150, represented by shares with no face value, distributed among the shareholders as follows:

At March 31, 2011

Shareholders	Common shares	%	Preferred shares	%	Total	%, including shares held in treasury	%, excluding shares held in treasury
Telefónica S.A.	52,731,031	38.41	91,087,513	34.58	143,818,544	35.89	35.99
Portelcom Participações S.A.	52,116,302	37.97	24,669,191	9.36	76,785,493	19.16	19.22
TBS Celular Participações Ltda	17,204,638	12.53	291,449	0.11	17,496,087	4.37	4.38
SP Telecomunicações Ltda	10,634,722	7.75	-	-	10,634,722	2.65	2.66
Sub total, Controlling company	132,686,693	96.66	116,048,153	44.05	248,734,846	62.07	62.25
Shares held in treasury	-	-	1,123,725	0.43	1,123,725	0.28	-
Other shareholders	4,582,495	3.34	146,272,761	55.52	150,855,256	37.65	37.75
Total	137,269,188	100.00	263,444,639	100.00	400,713,827	100.00	100.00

At December 31, 2010

Shareholders	Common shares	%	Preferred shares	%	Total	%, including shares held in treasury	%, excluding shares held in treasury
Telefónica S.A.	52,731,031	38.41	91,087,513	34.58	143,818,544	35.89	35.99
Portelcom Participações S.A.	52,116,302	37.97	24,669,191	9.36	76,785,493	19.16	19.22
TBS Celular Participações Ltda	17,204,638	12.53	291,449	0.11	17,496,087	4.37	4.38
Sub total, Controlling company	122,051,971	88.91	116,048,153	44.05	238,100,124	59.42	59.59
Shares held in treasury	-	-	1,123,725	0.43	1,123,725	0.28	-
Other shareholders	15,217,217	11.09	146,272,761	55.52	161,489,978	40.30	40.41
Total	137,269,188	100.00	263,444,639	100.00	400,713,827	100.00	100.00

b) Premium on the acquisition of non-controlling interest

In accordance with the Brazilian accounting rules prior to the adoption of IFRS/CPCs, a premium was recorded upon the acquisition of shares for amounts higher than their book values, generated by the difference between the book value of shares acquired and the fair value of the transaction. With the adoption of IAS 27R/CPCs 35 and 36, the effects of all transactions for purchase of the shares of non-controlling shareholders started being recorded in the shareholders’ equity when there is no change in the controlling interest. As a result, these transactions no longer generate premium or income and the premium previously generated in the acquisition of non-controlling interest, including expenses capitalized in the process, were adjusted against the Company’s shareholders’ equity, in the amount of R$1,258,853, referring to the premium generated in the share merger process (share swap) of Telemig, Telemig Participações and Vivo Participações.

c) Capital Reserves

c.1) Goodwill Reserve

This reserve represents the excess of value at the time of the issuance or capitalization in relation to the basic value of the share at the issuance date. At March 31, 2011 and December 31, 2010 the amount was R$515,089.

c.2) Tax Incentives

Represents the amounts invested in tax incentives in previous fiscal years. The balance recorded by the Company was originated from the merger of Tele Centro Oeste Celular Participações S.A., which occurred on February 22, 2006. Tax incentives amounted to R$3,589 at March 31, 2011 and December 31, 2010.

d) Profit Reserves

d.1) Legal Reserve

The legal reserve is booked by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. As from such limit, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law no. 6404/76. At March 31, 2011 and December 31, 2010, the legal reserve amounted to R$259,216.

d.2) Reserve for Expansion

The reserve for expansion was booked on February 22, 2006, due to the merger of holding companies Celular CRT Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A. This reserve has the purpose of holding funds for financing additional investments of fixed and working capital by allocation of up to 100% of the remaining net profit, after the legal determinations and the balances available in the retained earnings account. This reserve is supported by a capital budget approved at shareholders’ meetings. At December 31, 2010 the amount of R$199,048 was used to offset accumulated losses.

The distribution as supplementary dividends of the remaining balance of such reserve in the amount of R$528.424, was approved during the Board of Directors’ Meeting held in February 18, 2011 and was authorized by General Shareholder’s Meeting to held at March 31, 2011.

d.3) Reserve for Contingencies and Treasury Shares

The amounts recorded result from the spin-off of Companhia Riograndense de Telecomunicações – CRT and are designed to guarantee an eventual court decision rendered with respect to judicial actions concerning capitalizations for fiscal years 1996 and 1997 which occurred in that company. At March 31, 2011 and December 31, 2010 the amount was R$11,070.

e) Management Proposal to distribute Supplementary Dividends

After the allocation of the legal reserve and of the minimum mandatory dividends (including interest on shareholders’ equity), the Company records the amount of R$1,841,061 at December 31, 2010, in accordance with the Board of Executive Officers’ proposal, which were approved at the General and Special Shareholders’ Meeting held at March 31, 2011, and consequently transferred to dividends payable (liabilities) because they met the criteria for recognition of liabilities.

f) Dividends and Interest on Shareholders’ Equity

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the Bylaws, but are ensured priority in the reimbursement of the capital stock, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of the net income for the fiscal year, calculated in accordance with article 202 of Law no. 6.404/76, and priority in receiving minimum non-cumulative dividends equivalent to the higher of the following amounts:

f.1) 6% (six per cent) per year on the amount resulting from the division of the subscribed capital by the total number of Company’s shares, or;

f.2) 3% (three per cent) per year on the amount resulting from the division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed profit under the same conditions applicable to common shares, after the common shares have been ensured a dividend equal to the minimum priority dividend established for the preferred shares.

At the Annual and Special Shareholders’ Meeting held at March 31, 2011, the allocation of the net income for 2010 was approved for payment in the amount of R$1,893,833, out of which R$94,692 were allocated to the Legal Reserve and R$1,795,422 to dividends and interest on shareholders’ equity: R$220,000 as interest on shareholders’ equity, gross amount (R$187,000 net of withholding income tax) and R$1,575,422 as dividends, and R$3,719 for offsetting the effects of other comprehensive income (post-employment benefit plans). Additionally, R$528,424 were allocated as supplementary dividends, using the balance of the reserve for expansion. The interest on the shareholders’ equity and dividends shall be paid until December 21, 2011, in one or more installments and at a date to be communicated to the market.

23. NET OPERATING REVENUE

	Company	Consolidated
	03.31.11	03.31.11	03.31.10
Franchise and use	316,602	2,857,174	2,636,281
Interconnection	195,704	1,688,788	1,562,759
Data and value-added services	122,616	1,476,746	1,037,303
Other services	7,173	67,002	57,932
Gross revenue from service	642,095	6,089,710	5,294,275

Value-added tax on services	(132,667)	(1,342,825)	(1,126,019)
Discounts granted	(30,388)	(238,552)	(238,764)
Deduction of gross revenue from services rendered	(163,055)	(1,581,377)	(1,364,783)

Net operating income from services	479,040	4,508,333	3,929,492

Gross income from handsets and accessories	60,517	703,783	709,221

Value-added tax on services	(7,792)	(108,969)	(109,146)
Returns of goods	(1,668)	(26,935)	(29,114)
Discounts granted	(24,932)	(263,882)	(267,228)
Deduction of gross revenue from handsets and accessories	(34,392)	(399,786)	(405,488)

Net operating income from sale of handsets and accessories	26,125	303,997	303,733

Total net operating income	505,165	4,812,330	4,233,225

No customer has contributed more than 10% of the gross operating revenue for the three-month periods ended March 31, 2011 and 2010.

All the amounts that make up the net revenues are included in the calculation basis for the income and social contribution taxes.

24. COST OF GOODS SOLD AND SERVICES RENDERED

	Company	Consolidated
	03.31.11	03.31.11	03.31.10
Interconnection	(86,195)	(615,100)	(671,875)
Depreciation	(32,586)	(260,499)	(539,178)
Taxes and contributions (*)	(30,529)	(311,414)	(283,963)
Outside services	(18,512)	(267,416)	(169,644)
Amortization	(9,100)	(99,850)	(116,502)
Rent, insurance and condominium fees (**)	(13,811)	(99,617)	(96,266)
Leased lines	(9,685)	(89,106)	(84,371)
Personnel	(3,247)	(35,035)	(31,994)
Other consumables	186	3,661	(7,159)
Cost of services rendered	(203,479)	(1,774,376)	(2,000,952)
Cost of goods sold	(35,476)	(443,357)	(433,280)
Total	(238,955)	(2,217,733)	(2,434,232)

(*) For the consolidated information of the first quarter 2010, the Company reclassified the FUST and FUNTTEL values in the amount of R$32,202, previously stated as “Other operating revenue (expense), net” (note 27). The financial information for the first quarter 2011 already contemplates such classification.

(**)The amounts related to infrastructure swap agreements, falling within the scope of agent and principal (CPC 30 and IAS 18), which are not being reported as costs and revenues for the three-month periods ended March 31, 2011 and 2010 were R$8,695 and R$3,567, respectively (note 27).

25. SELLING EXPENSES

	Company	Consolidated
	03.31.11	03.31.11	03.31.10
Outsourced services (*)	(52,576)	(588,702)	(554,209)
Personnel	(19,547)	(161,893)	(130,784)
Advertising	(15,213)	(135,000)	(106,648)
Depreciation	(8,045)	(100,964)	(113,036)
Donations	(4,510)	(60,910)	(109,368)
Allowance for doubtful accounts	(6,442)	(58,552)	(42,389)
Amortization	(254)	(7,849)	(22,210)
Rent, insurance and condominium fees	(1,637)	(20,136)	(18,423)
Other supplies	(2,338)	(27,399)	(25,538)
Total	(110,562)	(1,161,405)	(1,122,605)

(*) For the consolidated information of the first quarter 2010, the Company reclassified the amounts of bank expenses with prepaid mobile service in the amount of R$10,580, previously stated as “General and Administrative Expenses” (note 26). The financial information for the first quarter 2011 already contemplates such classification.

26. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	03.31.11	03.31.10	03.31.11	03.31.10
Outsourced services (*)	(16,876)	(4,950)	(125,747)	(112,458)
Personnel	(7,012)	(1,014)	(88,999)	(80,958)
Amortization	(2,371)	-	(51,265)	(52,985)
Depreciation	(1,144)	-	(25,434)	(27,422)
Rent, insurance and condominium fees	(1,256)	(19)	(22,753)	(21,723)
Other supplies	(3,478)	(6)	(14,991)	(9,215)
Total	(32,137)	(5,989)	(329,189)	(304,761)

(*) For the consolidated information of the first quarter 2010, the Company reclassified the amounts of bank expenses with prepaid mobile service in the amount of R$10,580, to “Selling Expenses” (note 25). The financial information for the first quarter 2011 already contemplates such classification.

27. OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	03.31.11	03.31.10	03.31.11	03.31.10
Shared infrastructure - EILD (*)	5,237	-	43,239	40,731
Fines and recovered expenses	3,992	38	41,808	40,916
Rent properties	-	-	3,962	4,583
Provision for litigation and administrative, net	(4,292)	(95)	(34,528)	(32,363)
ICMS on other expenses	(821)	-	(20,423)	(15,412)
PIS and COFINS on other operating revenues	(1,118)	-	(11,766)	(6,876)
Other taxes, fees and mandatory contributions	(1,127)	-	(9,385)	(6,388)
Sale and provision for lost on asset	(227)	-	(16,589)	(260)
Others income (expenses), net	68	(169)	5,155	5,807
Total	1,712	(226)	1,473	30,738

(*) The amounts related to infrastructure swap agreements, falling within the scope of agent and principal (CPC 30 and IAS 18), which are not being reported as costs and revenues for the three-month periods ended March 31, 2011 and 2010 were R$8,695 and R$3,567, respectively (note 24).

For the consolidated information of the first quarter 2010, the Company reclassified the FUST and FUNTTEL values in the amount of R$32,202 to “Cost of Goods Sold and Services Rendered” (note 24). The financial information for the first quarter 2011 already contemplates such classification.

28. FINANCIAL EXPENSES, NET

	Company		Consolidated
	03.31.11	03.31.10	03.31.11	03.31.10
Financial Income
Income from financial transactions	6,311	1,012	64,524	25,401
Taxes, escrow deposits, clients and other financial operations	22,618	10,097	28,921	83,793
Total	28,929	11,109	93,445	109,194

Financial expenses:
Loans, financing and debentures	(34,850)	(41,927)	(80,860)	(101,145)
Derivative transactions	(2,171)	1,173	(13,200)	(4,573)
Suppliers, taxes, contigencies and other transactions	(15,216)	(262)	(34,216)	(56,170)
Total	(52,237)	(41,016)	(128,276)	(161,888)

Monetary and exchange variations
Loans, financing and debentures	(3,142)	(717)	10,846	(19,369)
Derivative transactions	1,749	8	(13,207)	17,264
Suppliers and other transactions	4,097	-	(4,992)	(4,307)
Total	2,704	(709)	(7,353)	(6,412)

Effects of Fair Value and Adjustments of the present value
Loans, financing and debentures	(360)	(1,245)	792	(8,645)
Derivative transactions	346	1,509	(882)	8,303
Other operations	200	-	2,480	1,175
Total	186	264	2,390	833

Total	(20,418)	(30,352)	(39,794)	(58,273)

29. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary monthly book provisions for income tax (25%) and social contribution tax (9%), on an accrual basis, paying the taxes based on the monthly estimate. The deferred taxes are recognized for the amortization of the restructured goodwill, the temporary differences and tax loss carry-forwards, as mentioned in note 7. The breakdown of expenses with income and social contribution taxes is shown below:

	Company		Consolidated
	03.31.11	03.31.10	03.31.11	03.31.10
Income and social contribution tax on goodwill amortization	-	(19,824)	(9,727)	(40,801)
Income and social contribution tax	(565)	-	(219,142)	(108,304)
Deferred income and social contribution tax	(21,485)	(90)	(126,607)	(3,130)
Total	(22,050)	(19,914)	(355,476)	(152,235)

The table below presents a reconciliation of the expense with income taxes stated, eliminating the effects of the tax benefit arising from the restructured goodwill, and the amounts calculated by application of the official rates combined to a rate of 34%:

	Company		Consolidated
	03.31.11	03.31.10	03.31.11	03.31.10
Income before taxes	732,256	211,771	1,065,682	344,092

Tax credit at combined statutory rate (34%)	(248,967)	(72,002)	(362,332)	(116,991)

Permanent additions (exclusions):
Donations, fines, souvenirs, pension plans	(216)	-	(8,196)	(7,515)
Income Tax Adjustments	(531)	-	(571)	4,387
Equity pick-up, net of tax on interest on shareholders' equity	213,333	84,435	-	-
Other additions (exclusion)	14,414	15,398	15,706	15,398
30% tax deduction from unrecognized Income and social contribution taxes loss carryforwards and temporary differences	(83)	(47,745)	(83)	(47,514)

Tax debt	(22,050)	(19,914)	(355,476)	(152,235)

Effective tax rate	3.01%	9.40%	33.36%	44.24%

30. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company and its subsidiary are engaged in transactions involving financial instruments (swaps), aiming at minimizing the foreign exchange exposure. The risks are actively managed through a set of initiatives, procedures and risk protection policies.

The financial instruments of the Company and its subsidiary are presented in compliance with IAS 39/CPC 38.

The Company and its subsidiary have evaluated their financial assets and liabilities against market values, using the available information and proper valuation methodologies. However, the interpretation of market data and the selection of valuation methods require considerable judgment and estimates in order to calculate the most adequate realizable value. In consequence, the estimates presented do not necessarily indicate the amounts realizable in the current market. The use of different market assumptions and/or methodologies may have a material effect on the estimated realization values.

a) Considerations of risk factors which may affect the Company’s and its subsidiary’s business

The Company and its subsidiary are exposed to several market risks, due to their business activity, debts contracted to finance their operations and the derivative financial instruments to manage its various financial instruments risks.

The main market risks to which the Company and its subsidiary are exposed in the conduct of their activities are:

a.1) Liquidity Risk

Liquidity risk is the possibility that the Company and its subsidiary do not have sufficient funds to meet their commitments according to the different currencies and terms of execution/settlement of their rights and obligations.

The Company and its subsidiary structure the maturity dates of the non-derivative financial agreements, as shown in note 17, and of their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect its liquidity.

The management of the Company’s and its subsidiary’s liquidity and cash flow is monitored daily by Management, in such way as to ensure that the operating cash generation and the available credit facilities, as necessary, are sufficient to meet their schedule of commitments, not generating liquidity risks to the Company and its subsidiary.

a.2) Credit Risk

The credit risk arises out of the eventual difficulty to collect the amounts payable by its customers for services rendered to them and of sales of handsets and pre-activated pre-paid cards to the distributors network. The Company and its subsidiary are also subject to the credit risk related to their financial investments, accounts receivable for swap transactions and the receipt of bank guarantees.

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid plans. The customer base of the Company and its subsidiary has, predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk. At March 31, 2011, in the post-paid plans, the Company estimates based on its historical data that the credit risk is represented by the amount of R$210,506 (R$212,923 at December 31, 2010), recognized as provision for impairment.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees. At March 31, 2011, the credit risk in connection with the sales of goods is represented by the amount of R$7,665 (R$9,007 at December 31, 2010), recognized as a provision for impairment.

In relation to the credit risk in connection with the financial institutions, the Company and its subsidiary act in such a manner as to diversify this exposure among various world-class financial institutions, by controlling calculations of risk limits per financial institution, as per the credit policy currently adopted by the counterparties.

Risk with financial institutions is mainly represented by financial investments amounting to R$1,959,411, offset by R$2,360,030 of swaps and loans payable.

a.3) Interest Rate and Inflation Risk

The interest rate risk arises out of the portion of the debt referenced to the CDI – (Bank Deposit Certificates) rate and of the liability positions in derivatives (exchange hedge and IPCA - Consumer Price Index) contracted at floating rates, which may have a negative effect on the financial expenses in case of an unfavorable change in the interest rates.

The debt to the BNDES is indexed to the TJLP rate (long-term interest rate).

The inflation rate risk arises out of the debentures of Telemig (company merged at June 1, 2010), indexed to the IPCA, which may negatively affect the financial expenses in case of an unfavorable change in such index.

In order to reduce the exposure to the local variable interest rate (CDI), the Company and its subsidiary invested the cash surplus of R$1,959,411, mainly, in short term financial investments indexed to the CDI rate.

a.4) Exchange Rate Risk

This risk arises out of the possibility of losses on account of exchange rate fluctuations, which may increase the liabilities and expenses arising out of loans and foreign currency purchase commitments or that reduce assets deriving from receivables in foreign currencies.

The Company and its subsidiary contracted derivative financial instruments (foreign exchange hedge) to hedge against the exchange variation deriving from foreign currency-denominated loans. As of May 2010, hedge transactions were contracted through derivative financial instruments, in order to minimize the risk of exchange variation of its financial assets and liabilities referring to the foreign currency-denominated rights and obligations. This balance suffers daily changes due to the dynamics of businesses; however, the Company plans to cover the net balance of these rights and obligations.

The table below summarizes the consolidated net exposure of the Company to the exchange rate factor at March 31, 2011 and December 31, 2010:

	Consolidated
	03.31.11		12.31.10
	In thousands of
	US$	Euros	US$	Euros	¥
Loans and financing	(370,760)	-	(373,038)	-	(1,441,670)
Loans and financing - UMBNDES (*)	(528)	-	(920)	-	-
Obligations and rights in foreign currency	(32,622)	(11,169)	2,276	501	-
Derivative instruments	403,461	11,269	371,186	(500)	1,441,670
Total excess (insuffcient) coverage	(449)	100	(496)	1	-

(*) UMBNDES is a monetary unit prepared by the BNDES, made up of a foreign currencies basket, the main currency being the US Dollar, for which reason the Company and its subsidiary consider it upon reviewing the risk coverage related to the USD exchange rate fluctuations.

In addition to the amounts informed above, Vivo recorded liabilities in foreign currency referring to other obligations with its suppliers for which no hedge financial instrument was contracted (US$32,925 thousand and €11,961 thousand). At March 31, 2011 and December 31, 2010, the Company and its subsidiary had hedge financial instruments for all their foreign currency liabilities referring to the other obligations with their suppliers.

b) Fair value

We present below the book and fair values of the financial assets and liabilities as of March 31, 2011 and December 31, 2010:

	03.31.11				12.31.10
	Company		Consolidated		Company		Consolidated
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Assets
Cash and cash equivalents	204,826	204,826	1,982,898	1,982,898	329,223	329,223	2,140,817	2,140,817
Accounts receivable, net	267,494	267,494	2,809,561	2,809,561	283,349	283,349	2,821,472	2,821,472
Derivative contracts	11,535	11,535	101,619	101,619	10,891	10,891	108,054	108,054
Other assets	10,771	10,771	203,179	203,179	9,989	9,989	234,568	234,568

Liabilities
Trade accounts payable	325,661	325,661	3,091,333	3,091,333	382,501	382,501	3,424,616	3,424,616
Loans and financing	23,847	23,847	2,322,547	2,322,547	12,918	12,918	2,466,818	2,466,818
Debentures	1,278,876	1,278,876	1,278,876	1,278,876	1,447,072	1,443,306	1,447,072	1,443,306
Derivative contracts	10,084	10,084	139,102	139,102	9,226	9,226	134,335	134,335
Other liabilities	204,199	204,199	257,254	257,254	203,661	203,661	251,101	251,101

The fair value of financial assets and liabilities is included in the value by which the instrument could be exchanged in current transactions between parties willing to negotiate, and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value:

• Cash and cash equivalents, trade accounts receivable, other assets, accounts payable to suppliers and other current liabilities approximate their corresponding book value mostly due to the short-term maturity of these instruments.

• The fair value of negotiable instruments and bonds is based on the price quotes as of the date of the quarterly financial statements. The fair value of non-negotiable instruments, bank loans, debentures and other financial debts, as well as other non-current financial liabilities, is estimated through the future discounted cash flows using the rates currently available for similar and remaining debts or maturities.

• The Company and its subsidiary contract derivative financial instruments with financial institutions rated as investment grade. The derivatives evaluated pursuant to valuation techniques with data that can be observed on the market mainly relating to interest rate swap and inflation and exchange agreements. The frequently used valuation techniques include pricing models for futures and swap agreements, with calculations at present value.

Fair value hierarchy

The Company and its subsidiary use the following hierarchy in order to calculate and disclose the fair value of financial instruments through the valuation technique:

Level 1: quoted prices (without adjustments) on the active markets for identical assets or liabilities;

Level 2: other techniques to which all data with material effect on the fair value recorded are directly or indirectly observable;

Level 3: techniques using data with relevant effect on the fair value recorded which are not based on data that can be observed on the market.

Below, a comparison by type of book value, fair value of financial instruments and hierarchy level of the Company and its subsidiary reported in the financial statements for the three-month period ended March 31, 2011.

	Company			Consolidated
	Book value	Fair value	Fair Value Hierarchy - Level 2	Book value	Fair value	Fair Value Hierarchy - Level 2
Loans and financing	-	-	-	603,680	603,680	603,680
Debentures	82,818	82,818	82,818	82,818	82,818	82,818
Derivatives instruments (*)	(1,451)	(1,451)	(1,451)	37,483	37,483	37,483
Total	81,367	81,367	81,367	723,981	723,981	723,981

(*) Derivative instruments, net of income tax provision.

During the first quarter 2011, no transfers occurred between the evaluations of fair value of level 1 and level 2 and no transfers occurred in the evaluations of fair value of level 3 and level 2. The Company and its subsidiary do not have any financial instrument with level 3 valuation.

c) Transactions with Derivatives

The Company and subsidiary entered into swap contracts in foreign currency at several exchange rates, in notional amounts at March 31, 2011 of US$397,968 thousand and EUR11,316 thousand (US$367,822 thousand, and JP1,338,853 thousand, at December 31, 2010) to cover their net liabilities in foreign currency.

At October 15, 2009, a swap was contracted, which was indexed to the IPCA as for assets, and to the CDI, as for liabilities, in the notional amount of R$72,000, in order to cover the exposure of the flows of the 3rd series of the 4th issue of debentures to the variation of the IPCA rate. Upon being contracted, this swap was recognized as a fair value hedge.

Since the transaction date, the Company and subsidiary have been applying the concepts provided for in IAS 32/CPC 40, IAS 39/CPC 38 and IFRS 7/CPC 39, which require that such instruments are stated in the balance sheet at their fair value. Changes to the fair value of the derivatives are recognized in the statement of income, unless the Company is able to prove compliance with specific criteria such as hedge accounting.

The derivative financial instruments intended for hedging and the respective items subject to the hedge are adjusted monthly to the fair value. For derivatives classified as fair value hedges and evaluated as effective, the valuation (or devaluation) of the fair value of the hedged instrument and of the item subject matter of hedge must be recorded as a counter-entry to the proper revenue or expense account in the income statement.

The Company and subsidiary calculate the effectiveness of fair value hedges on a continuous basis (at least quarterly) and, at March 31, 2011 and December 31, 2010, the contracted hedges were effective in relation to the debts being covered. In conformity with the fair value hedge rules, as long as the Company has the option of qualifying these derivative contracts as hedge accounting, the covered debt is also adjusted to its fair value.

At March 31, 2011 and December 31, 2010, the Company and subsidiary had not maintained any embedded derivative agreements.

d) Risk Management Policy

All contracting of derivative financial instruments of the Company and of the subsidiary is intended for protection against foreign exchange risk and inflation arising out of financial debts, rights and foreign currency-denominated liabilities, pursuant to a corporate policy of risk management. Accordingly, eventual variations in the risk factors generate an inverse effect on the subject matter they are intended to protect. Therefore, there are no derivative financial instruments for speculation purposes and 100.0% of the financial exchange liabilities are hedged.

The Company and subsidiary keep internal controls in relation to their derivative instruments which, in the opinion of the Management, are adequate for controlling risks associated with each strategy of market action. The results obtained by the Company and its subsidiary in relation to their derivative financial instruments show that the Management has properly managed risks.

e) Fair Values of the Derivative Financial Instruments

The valuation method used for calculating the fair value of the loans, debentures and derivatives was the discounted cash flow which considered the expectancy of settlement or receipt of liabilities and assets at the market rates prevailing at March 31, 2011.

The fair values are calculated by projecting the future flows of the transactions, using the BM&F Bovespa curves and bringing them to present value using market DI rates for swaps disclosed by BM&F Bovespa.

The market values of the exchange coupon swaps x CDI were obtained using the market exchange rates in effect at March 31, 2011 and the rates projected by the market which were obtained from the currency coupon curves. For calculating the coupon of the positions indexed in foreign currency the linear convention of 360 calendar days was adopted and for calculating the positions indexed to the CDI the exponential convention of 252 business days was adopted.

The financial instruments disclosed below are recorded with the CETIP, all of them being classified as swaps, not requiring a margin deposit.

			Company
			Notional		Fair Value		Accumulated Effect
							Amount receivable (payable)
	Description		03.31.11	12.31.10	03.31.11	12.31.10	03.31.11	12.31.10
	Swap of contract

(1)	Inflation rates		72,000	72,000	82,818	80,712	13,982	13,201
	Itaú	IPCA	72,000	72,000	82,818	80,712	13,982	13,201

	Liability Position
	Post rate		(72,000)	(72,000)	(78,920)	(76,737)	10,084	9,226
	Itaú	CDI	(72,000)	(72,000)	(78,920)	(76,737)	10,084	9,226

				Asset Position			13,982	13,201
				Provision of income tax			(2,447)	(2,310)
				Liability Position			(10,084)	(9,226)
				Receivables (payables), net of Income Tax			1,451	1,665

(1)   Swap IPCA x CDI percentage (R$82,818) – swap transactions contracted with maturity dates until 2014 with the purpose of protecting the flow identical to the debentures’ (4th issue – 3rd series) indexed to the IPCA (book value of R$82,818).

At March 31, 2011, the Company recorded balances in assets (net of IRRF – withholding income tax) in the amount of R$11,535 (R$10,891 at December 31, 2010) and in liabilities in the amount of R$10,084 (R$9,226 at December 31, 2010), to recognize the derivatives positions.

			Consolidated
			Notional		Fair Value		Accumulated effect
							Amounts receivable (payable )
	Description		03.31.11	12.31.10	03.31.11	12.31.10	03.31.11	12.31.10
	Swap of contract

	Asset Position
(1)	Foreign currency		705,221	647,764	683,193	651,857	105,983	114,286
	Banco do Brasil	JPY	-	22,225	-	29,554	-	-
	Citibank	USD	181,230	181,230	167,852	170,236	21,392	23,933
	JP Morgan	USD	443,207	443,207	435,827	451,134	84,570	90,353
	Votorantim	USD	615	1,102	515	933	-	-
	Itaú	USD	50,805	-	49,282	-	-	-
	Bradesco	EUR	1,657	-	1,665	-	12	-
	Bradesco	USD	3,652	-	3,641	-	-	-
	HSBC	EUR	24,055	-	24,411	-	9	-

(2)	Inflation rates		72,000	72,000	82,818	80,712	13,982	13,201
	Itaú	IPCA	72,000	72,000	82,818	80,712	13,982	13,201

(3)	Post rate (CDI)		-	4,977	-	4,962	-	26
	HSBC	CDI	-	1,108	-	1,104	-	-
	Itaú	CDI	-	3,869	-	3,858	-	26

	Liability Position
	Post rate (CDI)		(705,221)	(647,764)	(706,227)	(662,671)	129,018	125,100
	Banco do Brasil	CDI	-	(22,225)	-	(30,352)	-	798
	Citibank	CDI	(181,230)	(181,230)	(183,376)	(178,810)	36,915	32,508
	JP Morgan	CDI	(443,207)	(443,207)	(440,185)	(451,090)	88,927	90,309
	Votorantim	CDI	(615)	(1,102)	(1,386)	(2,419)	872	1,485
	Itaú	CDI	(50,805)	-	(51,583)	-	2,301	-
	Bradesco	CDI	(5,309)	-	(5,296)	-	3	-
	HSBC	CDI	(24,055)	-	(24,401)	-	-	-

	Post rate		(72,000)	(72,000)	(78,920)	(76,737)	10,084	9,226
	Itaú	CDI	(72,000)	(72,000)	(78,920)	(76,737)	10,084	9,226

	Foreign currency		-	(4,977)	-	(4,945)	-	9
	HSBC	CDI	-	(1,108)	-	(1,113)	-	9
	Itaú	CDI	-	(3,869)	-	(3,832)	-	-

				Asset Position			119,965	127,513
				Provision withholding income tax			(18,346)	(19,459)
				Liability Position			(139,102)	(134,335)
				Payables, net of Income Tax			(37,483)	(26,281)

(1)   Foreign currency swap x CDI percentage (R$683,193) – swap transactions contracted with maturity dates until 2015, for protection against exchange variation risk in loan transactions in foreign currency and obligations/rights with suppliers (book value of R$683,515).

(2)   Swap IPCA x CDI percentage (R$82,818) – swap transactions contracted with annual maturity dates until 2014 with the purpose of protecting the flow identical to the debentures’ (4th issue – 3rd series) indexed to the IPCA (book value of R$82,818).

(3)   Swappercentage of CDI x foreign currency – swaptransactions contracted with short-term maturity aiming at hedging against exchange variation risks of foreign currency-denominated rights. At March 31, 2011, the Company recorded no such transactions.

At March 31, 2011, the Company and its subsidiary recorded balances in assets (net of IRRF – withholding income tax) in the amount of R$101,619 (R$108,054 at December 31, 2010) and in liabilities in the amount of R139,102 (R$134,335 at December 31, 2010), to recognize the derivatives positions.

Gains and losses, grouped by contracts executed, were recorded in the financial income (expense) accounts, in the income statement (note 28).

Below is a breakdown of the maturity dates of the amounts receivable (payable) arising out of swap contracts at March 31, 2011:

	Company
Swap of contract	Maturity at				Amount receivable (payable) at 03.31.11
	2011	2012	2013	After 2014
IPCA x CDI
Itaú	(3,334)	(3,671)	(3,079)	13,982	3,898
Total	(3,334)	(3,671)	(3,079)	13,982	3,898

		Asset Position			3,898
		Provision withholding income tax			(2,447)
		Balance adjustment of balance sheet			1,451

	Consolidated
Swap of contract	Maturity at				Amount receivable (payable) at 03.31.11
	2011	2012	2013	After 2014
Foreign currency x CDI
Citibank	(11,619)	(11,559)	(9,701)	17,356	(15,523)
JP Morgan	(14,414)	(28,596)	(24,938)	63,591	(4,357)
Votorantim	(872)	-	-	-	(872)
Bradesco	9	-	-	-	9
HSBC	9	-	-	-	9
Itaú	(2,301)	-	-	-	(2,301)

Total	(29,188)	(40,155)	(34,639)	80,947	(23,035)

IPCA x CDI
Itaú	(3,334)	(3,671)	(3,079)	13,982	3,898
Total	(3,334)	(3,671)	(3,079)	13,982	3,898

Total	(32,522)	(43,826)	(37,718)	94,929	(19,137)

		Asset Position			3,916
		Liability Position			(23,053)
		Balance before withholding income tax			(19,137)
		Provision withholding income tax			(18,346)
		Balance adjustment of balance sheet			(37,483)

Sensitivity analysis on the risk variables of the Company and its subsidiary

As provided for in IAS 32/CPC 40, IAS 39/CPC 38 and IFRS 7/CPC 39, the Company shall disclose a sensitivity analysis for each type of market risk deemed by the Management to be material, to which the entity is exposed at the closing date of each period, including all transactions with derivative financial instruments.

In compliance with the provisions above, each of the transactions with financial derivatives was evaluated considering a probable realization scenario and two scenarios which may generate adverse results to the Company and subsidiary.

In the probable scenario, the premise of realizing what the market has been signalizing in the future market curves (currency and interest) of the BM&F Bovespa was considered. Thus, in the probable scenario, there is no impact on the fair value of the financial instruments already presented above. For the adverse scenarios, deterioration of 25% and 50%, respectively, was considered in the risk variables until the maturity date of the financial instruments.

As the Company and its subsidiary have only derivative instruments for hedging their financial debt and foreign currency-denominated liabilities, changes in the value of derivatives in scenarios are accompanied by the respective hedge objects, thus showing that the effects thereof are almost nil. At March 31, 2011, for these transactions, the Company stated the balance of the subject matter of purpose of the hedge (foreign currency-denominated liabilities and rights) and of the derivative financial instrument in separate lines of the sensitivity analysis table, in order to inform on the net exposure of the Company, in each of the three mentioned scenarios, as shown below:

Sensitivity Analysis – Net Exposure:

		Company
Operation	Risk	Probable	Deterioration 25%	Deterioration 50%

Hedge (Long Position)	Derivatives (Risk reduction IPCA)	82,818	92,152	94,870
Debt in IPCA	Debt (Risk increase IPCA)	(82,818)	(92,152)	(94,870)
	Net exposure	-	-	-

Hedge (CDI Short Position)	Derivatives (Risk increase CDI)	(78,920)	(83,851)	(90,548)
	Net exposure	(78,920)	(83,851)	(90,548)

	Net exposure in each scenario	(78,920)	(83,851)	(90,548)

	Net effect of change in fair value		(4,931)	(11,628)

		Consolidated
Operation	Risk	Probable	Deterioration 25%	Deterioration 50%

Hedge (Long Position)	Derivatives (Risk reduction USD)	604,195	784,529	974,304
Debt in USD	Debt (Risk increase USD)	(604,548)	(784,926)	(974,771)
	Net exposure	(353)	(397)	(467)

Hedge (Long Position)	Derivatives (Risk reduction USD)	52,922	66,279	79,577
Accounts receivable in USD	Debt (Risk increase USD)	(53,132)	(66,415)	(79,698)
	Net exposure	(210)	(136)	(121)

Hedge (Short Position)	Derivatives (Risk reduction Euro)	26,075	32,678	39,235
Accounts receivable in Euros	Assets (Risk increase Euro)	(25,843)	(32,304)	(38,765)
	Net exposure	232	374	470

Hedge (Long Position)	Derivatives (Risk reduction IPCA)	82,818	92,152	94,870
Debt in IPCA	Debt (Risk increase IPCA)	(82,818)	(92,152)	(94,870)
	Net exposure	-	-	-

Hedge (CDI Long Position)	Derivatives (Risk increase CDI)	(785,147)	(826,731)	(883,627)
	Net exposure	(785,147)	(826,731)	(883,627)

	Net exposure in each scenario	(785,478)	(826,890)	(883,745)

	Net effect of change in fair value		(41,412)	(98,267)

Assumptions for the Sensitivity Analysis:

Risk Variable	Probable	Deterioration 25%	Deterioration 50%

USD	1.6287	2.0359	2.4431
Euro	2.3139	2.8924	3.4708
IPCA	6.30%	7.87%	9.45%
CDI	11.66%	14.58%	17.49%

f)   Capital management

The purpose of the capital management of the Company and its subsidiary is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital relationship, in order to support the Company’s businesses and maximize the value to its shareholders.

The Company and its subsidiary manage their capital structure by making adjustments and fitting into current economy conditions. In order to maintain this structure adjusted, the Company and its subsidiary may pay dividends, provide return on capital to shareholders, raise new loans, issue debentures, issue promissory notes and contract derivative transactions. As of the quarter ended March 31, 2011, the objectives, policies or capital structure processes have not been changed.

The Company includes in its net debt structure: loans, financing and non-convertible debentures, derivative transactions, less cash and cash equivalents.

	Company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Loans, financing and Debentures	1,302,723	1,459,990	3,601,423	3,913,890
Derivative transactions	(1,451)	(1,665)	37,483	26,281
Cash and cash equivalent in investments for loans and financing	(204,826)	(329,223)	(2,039,908)	(2,196,544)
Net debt	1,096,446	1,129,102	1,598,998	1,743,627

Shareholders' Equity	9,011,273	10,140,252	9,011,273	10,140,252

Shareholders' Equity and net debt	10,107,719	11,269,354	10,610,271	11,883,879

31. POST-EMPLOYMENT BENEFIT PLANS

The table below describes the plans which the Company and its subsidiary sponsor with the respective types of benefits.

Plan	Type (1)	Entity	Sponsor
PBS-A	DB	Sistel	Vivo and Vivo Participações, jointly with other telecommunication companies originated from the privatization of the Telebrás.
PAMA	DB	Sistel	Vivo and Vivo Participações, jointly with other telecommunication companies originated from the privatization of the Telebrás.
PBS	DB	VisãoPrev	Vivo and Vivo Participações
VIVO PREV	Hybrid	VisãoPrev	Vivo
TCPPREV	Hybrid	VisãoPrev	Vivo
TCOPREV	Hybrid	VisãoPrev	Vivo
VISÃO	Hybrid	VisãoPrev	Vivo
CELPREV	Hybrid	Sistel	Vivo Participações

(1) DB = Defined Benefit Plan;
(1) Hybrid =Benefit plan that provides benefits structured as both defined benefit and defined contribution. Only the assets and liabilities relating to the portions of these defined benefit plans will be presented in the reconciliations.

The Company and its subsidiary, together with other companies belonging to the former Telebrás System, sponsor private pension plans and medical assistance plans for retired employees under the same conditions as published for the last fiscal year, as follows: i) PBS-A; ii) PAMA; iii) PBS- Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular;  iv) TCP Prev and TCO Prev Plans; and v) Visão Celular Benefit Plans - Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The PBS-A and PAMA plans are managed by Fundação SISTEL de Seguridade Social – SISTEL.

The subsidiary sponsors the Vivo-Prev plan, which is an individual plan of defined contribution, managed by Visão Prev. Vivo’s contributions to this plan are equal to the participants’ contributions, varying from 0% to 8% of the participation wage, as a function of the percentage chosen by the participant.

The public civil actions filed by the Association of SISTEL Members (ASTEL) in the State of São Paulo against SISTEL, Vivo and others, aiming the annulment of the spin-off of PBS pension plan in 2000 and corresponding allocation of the funds deriving from technical surplus and tax contingency existing at the time of the spin-off. The risk attributed to this lawsuit by the Company’s legal counsels is deemed to be possible. The amount is inestimable and is subject to expert examination, as it involves the assets spun-off from SISTEL referring to the telecommunication operators of the former Telebrás system.

Vivo Participações individually sponsors a defined retirement benefit plan - Plano PBS Telemig. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and to their dependents, at shared cost.

Vivo Participações also sponsors the CelPrev plan. Three types of contributions may be made by the participant, namely: (a) basic regular contribution: variable percentage from 0% to 2% of his/her participation wage; (b) additional regular contribution: variable percentage from 0% to 6% of the portion of his/her participation wage that exceeds 10 Standard Reference Units of the Plan; and (c) voluntary contribution: percentage to be freely chosen by the participant and applied to his/her participation wage. Four types of contributions may be made by the sponsor, namely: (a) basic regular contribution: contribution equal to the participant’s basic regular contribution, after deduction of the contribution for defraying the cost of the sickness allowance benefit and the contribution for defraying administrative expenses; (b) additional regular contribution: equal to the participant’s additional regular contribution, deducted by the administrative expense; (c) eventual contribution: voluntary contribution, at such frequency as may be determined by the sponsor; and (d) special contribution: contribution exclusively intended to those sponsor’s employees who are not members of the PBS plan and who were admitted to the plan within 90 days after the effective date of the CelPrev.

All revenues and expenses related to the defined benefit plans and hybrid benefit plants, such as employer’s contributions, current service costs, interest cost and expected return on the assets of the plans are directly recorded in the Company’s and Vivo’s operating income.

Actuarial gains and losses referring to the defined benefit plans and hybrid benefit plans, in addition to the limitations on superavit recovery by means of refund or reductions in future contributions, are being immediately recorded as other comprehensive income, not generating any impact whatsoever on the Company’s and Vivo’s operating income.

Actuarial provisions relating to the plans mentioned above are recorded in "Provisions" (note 18).

The latest actuarial evaluation of the retirement benefit plans sponsored or co-sponsored by the Company and its subsidiary was carried out for the fiscal year ended December 31, 2010.

32. TRANSACTIONS WITH RELATED PARTIES

32.1) Subsidiaries

The quarterly financial statements include information related to the subsidiaries, as follows:

Company	Interest
	03.31.11	12.31.10	03.31.10
Vivo S.A.	100.00%	100.00%	100.00%
Telemig Celular S.A.	n/a	n/a	100.00%

The transactions between the Company and its subsidiary refer, basically, to payments of dividends and interest on shareholders’ equity. With the merger of Telemig, as of June 2010, the Company started roaming operations with Vivo.

32.2) Terms and Conditions of Transactions with Related Parties:

Telefónica S.A. acquired the 50% interest Portugal Telecom held in Brasilcel N.V.. As a result, for the balances as of December 31, 2010, we have: i) the equity accounts do not show the balances between companies of the Portugal Telecom Group, which amounts are recorded as “Suppliers and Trade Accounts Payable”; ii) the income statement records transactions accrued until March 31, 2010, and the transactions after such date are recorded in the respective revenue or expense groups (*).

a)  Communication via local cellular phone and long distance calls and use of network: these transactions are carried out with companies of the same controlling group: Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Some of these transactions were carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL. They include roaming services to customers of Telecomunicações Móveis Nacionais – TMN (*) and several companies related to the Telefónica Group on a roaming basis in the subsidiaries’ network.

b) Technical assistance: this refers to corporate management consulting services provided by PT SGPS (*) and technical assistance services provided by Telefónica S.A., Telefónica International S.A., calculated on the basis of a formula provided for in the contracts that includes the variation in the LAIR (Profit Before Income Tax) and the variation in PN and ON shares, which determine a rate that is applied to the service revenues. In case of the Rio Grande do Sul branch, its operating contract provides for only a fixed percentage on the service revenue. The above referred contracts were terminated on August 4, 2008.

c) Rendering of corporate services: these are transferred to the subsidiaries at the cost actually incurred in these services.

d)  Telephone assistance and sales promotion services: services provided to users of telecommunication services by Atento Brasil S.A. and Mobitel S.A. – Dedic (*). The service was contracted for 12 months, renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S.A. (*) and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f) Logistics operator, message and financial-accounting consultancy services: rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S.A.

h) International roaming services: provided by companies belonging to the Telefónica Group and  Telecomunicações Móveis Nacionais – TMN (*).

i) Collection services: rendered by Cobros Gestão de Serviços and Atento Brasil S.A.

j) Leased circuits and data services for internet access: provided by Telefonica Empresas do Brasil Ltda. and Telefonica International Wholesale Brasil, ATelecom and Telefonica Engenharia e Segurança.

k) Property lease and sales of call center assets: lease of the owned buildings where the call center infrastructure is installed and sales of property, plant and equipment used in the operation of the call center to the companies Mobitel S.A. – Dedic (*), Atento Brasil S.A. and Cobros Gestão de Serviços.

l) Mobile telephone services: mobile communication services rendered to companies of the Telefónica Group and Portugal Telecom (*), pursuant to agreements executed between the parties.

For the transactions above, the prices charged and other commercial conditions are agreed to in contracts between the parties.

We summarize below balances and transactions with related parties:

	Company
		03.31.11
	Nature of	Assets	Liabilities	Income
Company	Transaction	Current	Current	Income	Expenses
Telecomunicações de São Paulo - Telesp	a)	20,467	24,817	38,463	(5,565)
Atento Brasil S.A.	l) / d) / i)	284	4,832	116	(7,254)
Telefonica Serviços Empresariais do Brasil Ltda	f)	-	31	-	(31)
Operadoras Grupo Telefonica (Roaming internacional)	h)	52	47	52	(132)
Terra Networks S.A.	g) / l)	-	1	-	-
Telefonica Móviles Espana S.A.	h)	20	10	-	(66)
ATelecom S/A	l)	1	-	2	-
Vivo S.A.	a)	1,607	1,217	3,718	(3,144)
Total		22,431	30,955	42,351	(16,192)

	Company
		12.31.10		03.31.10
	Nature of	Assets	Liabilities	Income
Company	Transaction	Current	Current	Income	Expenses
Telecomunicações de São Paulo - Telesp	a)	18,995	22,514	-	(159)
Atento Brasil S.A.	l) / d) / i)	90	13,858	-	-
Telefônica Data S/A (Antes Telefônica Empresas S/A Brasil)	j)	-	438	-	-
Telefonica Serviços Empresariais do Brasil Ltda	f)	-	27	-	-
Operadoras Grupo Telefonica (Roaming internacional)	h)	55	162	-	-
Terra Networks S.A.	g) / l)	-	1	-	-
Telefonica Móviles Espana S.A.	h)	97	13	-	-
ATelecom S/A	l)	1	-	-	-
Vivo S.A.	a)	2,782	1,189	-	-
Total		22,020	38,202	-	(159)

	Consolidated
		03.31.11
	Nature of	Assets	Liabilities	Income
Company	Transaction	Current	Current	Income	Costs and Expenses
Telecomunicações de São Paulo - Telesp	a) / c) / j) / l)	395,875	349,143	652,520	(179,743)
Telefonica Serviços Empresariais do Brasil Ltda	f)	328	12,546	400	(13,034)
Telefonica International Wholesale Brasil	j) / l)	48	3,939	45	(1,600)
Telefonica Internacional S.A.	b)	-	12,636	290	-
Telefonica S.A.	b)	2,789	42,621	945	(143)
Cobros Gestão de Serviços	i) / k)	1	-	-	-
Atento Brasil S.A.	d) / k) / i)	3,995	53,443	3,108	(83,440)
Pegaso PCS S.A de C.V.	d) / k)	-	25	-	(25)
Terra Networks S.A.	g) / l)	411	177	518	-
ATelecom S/A	j) / l)	66	2,352	62	(3,845)
Telefonica Engenharia e Segurança	l) / j)	100	903	11	(904)
Telefônica Data S/A (Antes Telefônica Empresas S/A Brasil)	a) / j)	1	12,929	135	(4,146)
Telefonica Móviles Espana S.A.	h)	4,324	3,206	3,186	(2,562)
Operadoras Grupo Telefonica (Roaming internacional)	h)	11,588	6,682	-	(7,956)
Telefônica Sistema de televisão S/A (Antes Light Tree S/A)	l) /d)	8	-	23	-
Total		419,533	500,601	661,243	(297,398)

	Consolidated
		12.31.10		03.31.10
	Nature of	Assets	Liabilities	Income
Company	Transaction	Current	Current	Income	Costs and Expenses
Telecomunicações de São Paulo - Telesp	a) / c) / j) / l)	342,416	295,270	549,396	(103,103)
Portugal Telecom Inovação do Brasil Ltda (*)	e) / l)	-	-	8	(5,805)
Telecomuncações Móveis Nacionais - TMN (*)	h)	-	-	767	(178)
Telefonica Serviços Empresariais do Brasil Ltda	f)	426	15,046	424	(13,735)
Telefonica International Wholesale	j)	-	460	-	(53)
Telefonica International Wholesale Brasil	j) / l)	54	4,985	31	(1,712)
Portugual Telecom, SGPS, S.A. (*)	b)	-	-	1,289	-
Telefonica Internacional S.A.	b)	-	12,889	-	(308)
Telefonica S.A.	b)	2,326	43,524	-	(1,039)
Cobros Gestão de Serviços	i) / k)	1	-	-	(337)
Atento Brasil S.A.	d) / k) / i)	5,070	54,196	3,504	(50,525)
Mobitel S.A. - Dedic (*)	d) / k)	-	-	898	(69,811)
Terra Networks S.A.	g) / l)	948	358	396	105
ATelecom S/A	j) / l)	30	3,573	763	(2,797)
Telefonica Engenharia e Segurança	l) / j)	62	742	23	(43)
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	e) / i)	-	-	10	(312)
Telefônica Data S/A (Antes Telefônica Empresas S/A Brasil)	a) / j)	25	13,543	198	(2,897)
Telefonica Móviles Espana S.A.	h)	1,612	2,588	1,180	(2,041)
Operadoras Grupo Telefonica (Roaming internacional)	h)	12,385	3,238	337	(6,197)
Telefônica Sistema de televisão S/A (Antes Light Tree S/A)	l) /d)	6	1	24	-
Total		365,361	450,413	559,248	(260,788)

32.3) Compensation of Key Management Officers

The compensation, payroll charges and benefits related to key Management officers are presented below:

	Company		Consolidated
	03.31.11	03.31.10	03.31.11	03.31.10
Fees and benefits of short-term	683	419	2,809	1,981
Social security cots	137	352	620	656
Bonus (includes charges)	81	156	1,789	3,429
Other benefits of long term	1	1	157	127
Other benefits	-	-	85	114
Total	902	928	5,460	6,307

33. INSURANCE

The Company and its subsidiary adopted a policy of monitoring risks inherent to their transactions. For this reason, at March 31, 2011 the Company and its subsidiary had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and its subsidiary considers that the amounts of such contracts are sufficient to cover potential losses. The maximum insurance coverage is presented below:

Type of Insurance	Insured amounts

Operating risks	718,080
General Civil Liability– RCG	6,110

34. LIENS, EVENTUAL RESPONSABILITIES AND COMMITMENTS

The Company and its subsidiary have undertaken commitments with lessees of several stores and sites where the radio-base stations (ERB‘s) are located, already contracted at March 31, 2011, in the amounts of R$518,332 and R$3,928,094, stand alone and consolidated, respectively, as shown below:

	Company	Consolidated
Up to one year	103,457	734,937
More than one year to five years	391,260	2,837,651
More than five years	23,615	355,506
Total	518,332	3,928,094

35. EARNINGS PER SHARE

In compliance with IAS 33/CPC 41, the Company presents below the earnings per share information for the years ended March 31, 2011 and 2010.

The basic earnings per share calculation is made by dividing the net income for the year, attributed to the holders of Company's common and preferred shares, by the weighted average number of outstanding common and preferred shares during the same period.

The diluted earnings per share is calculated by dividing the net income attributed to the holders of Company’s common and preferred shares by the weighted average amount of common and preferred shares, respectively, which would be issued in the conversion of all potential diluted common and preferred shares in their corresponding shares.

For the three-month periods ended March 31, 2011 and 2010, there is no difference between the calculation of basic and diluted earnings per share due to the non-existence of potential diluted common and/or preferred shares.

The chart below shows the calculations of basic and diluted earnings per share.

	Three-month periods ended
Number	03.31.11	31.03.10
Net Income attributable to the holders of the company
Net Income available to the holders of preferred shares	466,232	125,949
Net Income available to the holders of common shares	243,974	65,908
Total	710,206	191,857

Denominator (in thousads of shares)
Weighted average of preferred shares	262,321	262,321
Weighted average of common shares	137,269	137,269
Total	399,590	399,590

Basic Income and diluted per share
Common shares	1.7773	0.4801
Preferred shares	1.7773	0.4801

36. SUBSEQUENT EVENTS

At the Special Shareholders’ Meeting held on April 27, 2011, the Protocol of Merger and Instrument of Justification entered into between the Company and the Brazilian holding companies was approved (note 1d).

At the Special Shareholders’ Meeting held on April 27, 2011, the Protocol of Merger of Shares and Instrument of Justification entered into between the Company and Telesp was approved. The holders of common and preferred shares of Telesp and of common shares of the Company who dissented from the Corporate Reorganization will be entitled to exercise the right of withdrawal until May 30, 2011, upon reimbursement of the shares of the respective Companies of which they were shareholders of record at December 27, 2010, date of the publication of the initial Relevant Fact. The holders of preferred shares of the Company will not be entitled to the right of withdrawal, once the referred shares are liquid and widely held in the market, as defined in article 137, II, letters “a” and “b” of Law no. 6.404. Under the terms of the provisions in article 137, IV and V of Law no. 6.404, the term for exercising the right of withdrawal is 30 days from the date of publication of the minutes of the Meetings that approved the Corporate Reorganization.

At April 28, 2011, the Company and Telesp published the minutes of the Special Shareholders’ Meetings held on April 27, 2011 and a notice to the shareholders starting the counting of the period for exercise of the right of withdrawal by the shareholders, which term will expire on May 30, 2011. The Company’s shares shall be traded until June 07, 2011, and beginning June 08, 2011 trading will only be possible of Telesp shares under ticker symbol TLPP.

At April 28, 2011, in its 604th meeting held, the Board of Directors of Anatel decided, in relation to the invitation to bid for band H and unsold lots (Invitation to Bid No. 002/2010/PVCP/SPV-Anatel), to confirm lots 41, 42, 44, 45, 76 to 84, 92, 101, 105, 107, 115, 119, 122, 124, 128 and 163 to Vivo and the other operators that won the lots in the above mentioned auction. Such decision will be published in the Federal Official Gazette – DOU and, subsequently, a date will be set for the execution of the Instruments of Authorization.

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.0015879-2
Publicly-held Company

FISCAL COUNCIL’S OPINION

The members of the Fiscal Council of Vivo Participações S.A., in the exercise of their assignments and legal responsibilities, as set forth in article 163 of the Brazilian Corporation Law, have examined and reviewed the financial statements, together with the independent auditors’ opinion, for the period ended on March 31, 2011 and, considering the information provided by the Management of the Company and by Ernst & Young Terco Auditores Independentes S.S., it is their unanimous opinion that the referred financial statements fairly reflect, in all material aspects, the equity and financial position of the Company and of its subsidiary, and they recommend the approval of the documents by the Board of Directors of the Company, under the terms of the Brazilian Corporation Law.

São Paulo, May 09, 2011.

Juarez Rosa da Silva
President of the Fiscal Council

Peter Edward MR Wilson
 Member of the Fiscal Council

Hério Paulo Andriola
Member of the Fiscal Council

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.0015879-2
Publicly-held Company

EXECUTIVE OFFICERS’ DECLARATION ON THE INDEPENDENT AUDITORS’ OPINION

In compliance with the provisions set forth in article 25, paragraph 1, items V and VI, of CVM Instruction no. 480, dated December 07, 2009, the undersigned Executive Officers of Vivo Participações S.A. declare that:

(i)            they reviewed, discussed and agree to the opinions expressed in the independent auditors’ opinion issued by Ernst & Young Terco Auditores Independentes S.S. about the financial statements for the period ended 03/31/2011; and

(ii)           they reviewed, discussed and agree to the financial statements for the period ended 03/31/2011.

São Paulo, May 04, 2011.

Roberto Oliveira de Lima
Chief Executive Officer

Cristiane Barretto Sales
Executive Vice-President of Finance, Planning and Control and Investor Relations Officer

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.0015879-2
Publicly-held Company

EXECUTIVE OFFICERS’ DECLARATION ON THE FINANCIAL STATEMENTS

In compliance with the provisions set forth in article 25, paragraph 1, items V and VI, of CVM Instruction no. 480, dated December 07, 2009, the undersigned Executive Officers of Vivo Participações S.A. declare that:

 based on their knowledge, on the auditors’ planning and on the subsequent discussions about the auditing results, they agree to the opinions expressed in the report prepared by Ernst & Young Terco Auditores Independentes S.S., without any disagreement whatsoever in relation to the Financial Statements for the period ended on March 31, 2011.

they have reviewed the auditors’ report for the Financial Statements relating to the period ended on March 31, 2011 of Vivo Participações S.A.. and, based on the subsequent discussions, they agree that the referred Financial Statements fairly reflect, in all material aspects, the equity and financial position for the period then ended.

São Paulo, May 04, 2011.

Roberto Oliveira de Lima
Chief Executive Officer

Cristiane Barretto Sales
Executive Vice-President of Finance, Planning and Control and Investor Relations Officer

DECLARATION FOR THE PURPOSES OF ARTICLE 25 OF CVM INSTRUCTION Nº 480/09

Roberto Oliveira de Lima – Chief Executive Officer; Cristiane Barretto Sales – Executive Vice-President of Finance, Planning and Control, and also exercising the duties of Investor Relations Officer; Hugo Mattos Janeba – Executive Vice-President of Marketing and Innovation; Paulo Cesar Pereira Teixeira – Executive Vice-President of Operations; Ercio Alberto Zilli – Vice-President of Compliance; Javier Rodríguez García – Vice-President of Networks; and João José Gallego Moura – Vice-President of Resources, in their capacity as Statutory Executive Officers of Vivo Participações S.A., a joint-stock company with head-office at Avenida Roque Petroni Junior, nº 1464 – Morumbi, in the city of São Paulo, State of São Paulo, regularly enrolled with the CNPJ/MF [Corporate Taxpayers Registry] under nº 02.558.074/0001-73 (“Company”), hereby declare, under the terms of items V and VII of paragraph 1 of article 25 of CVM Instruction no. 480, dated December 07, 2009, that: (i) they reviewed, discussed and agreed to the opinions expressed in the Company’s independent auditors’ opinion referring to the financial statements of the Company for the period ended on March 31, 2011; and (ii) they reviewed, discussed and agreed to the financial statements of the Company referring to the period ended on March 31, 2011.

São Paulo, May 04, 2011.

Board of Executive Officers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Gilmar Roberto Pereira Camurra
Gilmar Roberto Pereira Camurra Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.